UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

Amendment #1

X

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

___

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended_________________

OR

__

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from __________ to _______________

Commission file number: 0-51453

Pacific Booker Minerals Inc.

(Exact name of Registrant as specified in its charter)

British Columbia

(Jurisdiction of incorporation or organization)

#1702-1166 Alberni Street, Vancouver, B.C. V6E 3Z3, Canada

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

        Title of each class                    Name of each exchange on which registered

            N/A                                   N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

 5,144,259

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been

subject to such filing requirements for the past 90 days.   __ Yes    __  No   N/A X

Indicate by check mark which financial statement item the registrant has elected to follow.

x Item 17    _ Item 18

Index to Exhibits on Page 63

#

Pacific Booker Minerals Inc.

Form 20-F Registration Statement

Amendment #1

#

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Meters	Feet (ft.)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

Glossary of Terms

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Andesite - A dark-colored, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase and one or more of the mafic minerals.

Argillite - A compact rock, derived either from mudstone or shale.

Assaying - laboratory examination that determines the content or proportion of a specific metal (ie:silver) contained within a sample.  Technique usually involves firing/smelting.

Biotite - a common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists.

Bornite – A copper ore found in hypogene and contact metamorphic deposits and mafic rocks.

Breccia - A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Bulk Sample – A collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Chalcopyrite - A sulphide mineral of copper and iron.

Clastic - Fragments of minerals and rocks that have been moved individually from their places of origin.

Core Samples - the cylindrical form of rock called “core” that is extracted from a diamond drill hole.  Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Diorite - An intrusive igneous rock.

Disseminated – where minerals occur as scattered particles in the rock.

Dyke - A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

Epithermal – low temperature hydrothermal process or product.

Exploration – work involved in searching for ore, usually by drilling or driving a drift.

Fault – a fracture or break in rock along which there has been movement.

Feasibility Study – is a definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a Mineral Reserve and the details of its economic viability.

Felsic – an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Fire Assay - The assaying of metallic minerals by use of a miniature smelting procedure with various agents.

Galena - A lead and silver ore that occurs in hydrothermal veins and as replacement deposits in sedimentary rocks.

Geochemistry - The study of the chemical properties of rocks.

Geophysical Survey - A scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Graben – A depressed crustal unit or block that is bounded by faults on its long sides.

Grade – The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Greywacke - a dark gray, firmly indurated, coarse-grained sandstone that consists of poorly sorted, angular to subangular grains of quartz and feldspar, with a variety of dark rock and mineral fragments embedded

Hornblende - A felsic plutonic rock.

Horst - An uplifted crustal unit or block that is bounded by faults on its long sides.

Igneous – a primary type of rock formed by the cooling of molten material.

Indurated - rock or soil hardened or consolidated by pressure, cementation, or heat.

Intrusion; Intrusive – molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Lapilli - Pyroclastics that may be essential, accessory, or accidental in origin, of a size range that has been variously defined within the limits of 2 mm and 64 mm.

LT - long tons.

Mafic - Igneous rocks composed mostly of dark, iron-and magnesium-rich minerals.

Magnetite - An iron ore that occurs in banded iron formations and as an accessory mineral in many igneous rocks.

Marcasite - An iron pyrite that is bronze-yellow to white and is a supergene mineral from acid solutions.

Metallurgy – the study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests - are scientific examinations of rock/material to determine the optimum extraction of metal contained.  Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more metalliferous minerals.

MLT - thousands of long tons.

Net Smelter Return Royalty/ NSR Royalty – A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Phenocryst - A term for large crystals or mineral grains floating in the matrix or groundmass of a porphyry.

Plagioclase - Any of a group of feldspars containing a mixture of sodium and calcium feldspars.

Plug - A vertical, pipelike body of magma that represents the conduit to a former volcanic vent.

Pluton - A body of igneous rock that formed beneath the surface by crystallization of magma.

Porphyritic - the texture of an igneous rock in which larger crystals (phenocrysts) are set in a finer-grained groundmass, which may be crystalline or glassy or both.

Porphyry - Any igneous rock in which relatively large crystals, are set in a fine-grained groundmass.

Prefeasability Study – is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing had been determined.  This Study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Pyrite - an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Pyroclastic - Produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent. Applied to the rocks and rock layers as well as to the textures so formed.

Pyrrhotite - A bronze-colored, often magnetic iron sulphide mineral.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Reclamation - Restoration of mined land to original contour, use, or condition.

Resource – a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible.  Locations, grade, quality or quantity are estimated from specific geologic evidence.

Reverse Circulation Drilling (RC) – a drilling method used in geological appraisals whereby the drilling fluid passes inside the drill stem to a down-the-hole percussion bit and returns to the surface outside the drill stem carrying the drill chip samples.

Sedimentary - Formed by the deposition of sediment or pertaining to the process of sedimentation.

Sediments - Solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the Earth's surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

Shale - A fine-grained sedimentary rock formed by the consolidation, particularly by compression, of clay, silt, or mud.

Showing - Surface occurrence of mineral.

Siltstone – An indurated silt having the texture and composition of shale but lacking its fine lamination or fissility; a massive mudstone in which the silt predominates over clay.

Sphalerite – A zinc sulphide that occurs with galena in veins and irregular replacement in limestone.

Stockwork - A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets close enough that the entire mass can be mined.

Stratigraphy – the sequence of bedded rocks in a particular area.

Talus - Rock fragments derived from and lying at the base of a cliff or slope, or the accumulated mass of such loose broken rock.

Tonne – A metric ton, or 2,204 pounds.

Trenching - the process of exploration by which till is removed from a trench cut from the earth’s surface.

Tuff - A general term for all consolidated pyroclastic rocks.

Vein – a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics – those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Wacke - A dirty sandstone that consists of a mixed variety of angular and unsorted or poorly sorted mineral and rock fragments, and of an abundant matrix of clay and fine silt.

Waste – barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

#

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Directors and Officers

Name	Position	Business Address
William Deeks	Chairman and Director	2773 Coyote Place, Millers Pond Whistler, B.C. V0N 1B2

Gregory R. Anderson	President, CEO and Director	7608 East Cliff Road, Gold Canyon, AZ 85218
Michael Mews	Chief Financial Officer, Corporate Secretary, and Director	#1702 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3
John Joseph Plourde	Director	#1702 – 1166 Alberni Street Vancouver, B.C. V6E 3Z3

Erik Tornquist	Director	#1702 – 116 Alberni Street, Vancouver, B.C. V6E 3Z3

Mark Gulbrandson	Director	P.O. Box 240299 Apple Valley, MN 55124

William Webster	Director	8 Relmar Road Toronto, ON M5P 2Y5

The Company’s auditor is Davidson & Company LLP, Chartered Accountants, 1200 - 609 Granville Street, Vancouver, British Columbia, Canada, V7Y 1G6. Davidson & Company is a member of the Institute of Chartered Accountants of British Columbia and was appointed as auditors on November 29, 1999. The prior auditor was Deloitte Touche, Chartered Accountants. There were no disputes between the prior auditor and the Company.

The Company’s legal advisor is William Schmidt of Hemsworth, Schmidt, Barristers and Solicitors, Suite 430, 580 Hornby Street, Vancouver, British Columbia, Canada, V6C 3B6. Steven Taylor of A.B. Korelin & Associates, P.O. Box 995, Mercer Island, Washington, 98040, has provided assistance to management with the preparation and filing of this 20-F Registration Statement.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Registration Statement, the terms “Pacific Booker”, “the Company”, “Issuer” and “Registrant” refer collectively to Pacific Booker Minerals Inc, its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for the Years Ended January 31, 2005, 2004, and 2003 were derived from the financial statements of the Company which have been audited by Davidson & Company LLP, Chartered Accountants, as indicated in its audit reports which are included elsewhere in this Registration Statement. The financial statements for the years ended January 31, 2002 and 2001 were also audited by Davidson & Company LLP, Chartered Accountants, but are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 16 to the financial statements.

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	3 Months	3 Months	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	4/30/05	4/30/04	1/31/05	1/31/04	1/31/03	1/31/02	1/31/01

Revenue	$0	$0	$0	$0	$0	$0	$0
Net Income (Loss)	($235)	($91)	($903)	($327)	($302)	($64)	($258)
Net Income (Loss) Per Share	($0.04)	($0.02)	($0.16)	($0.06)	($0.06)	($0.02)	($0.08)
Dividends Per Share	$0	$0	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	6,150	5,468	5,714	5,087	4,694	4,114	3,384
Working Capital	($530)	$1,264	($456)	$166	$490	$5	$175
Mineral Properties	$18,620	$13,048	$18,072	$12,925	$11,932	$10,513	$8,739
Long-Term Debt	$0	$0	$1,500	$0	$0	$0	$0
Shareholder’s Equity	$16,679	$14,408	$16,207	$13,190	$12,523	$10,612	$9,308
Total Assets	$19,512	$14,725	$18,945	$13,649	$12,865	$11,260	$9,560
US GAAP Net Loss	($793)	($223)	($6,338)	($1,360)	($1,759)	($1,877)	($1,361)
US GAAP Loss Per Share	($0.13)	($0.04)	($1.11)	($0.27)	($0.37)	($0.46)	($0.40)
US GAAP Wtg. Avg. Shares	6,150	5,369	5,714	5,087	4,694	4,114	3,384
US GAAP Equity	($1,941)	N/A	($1,865)	$264	$591	$99	$568
US GAAP Total Assets	892	N/A	$872	$724	$933	$747	$820
US GAAP Mineral Properties	$0	N/A	$0	$0	$0	$0	$0

•

All per share amounts have been adjusted for a 1 for 5 reverse split effective February 8, 2000.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent periods ended December 31st, the average rates for the period, and the range of high and low rates for the period. Table No. 3 also sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent months, and the range of high and low rates for these periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of U.S. dollars required under that formula to buy one Canadian Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3

                                                      Canadian Dollar/U.S. Dollar

	Average	High	Low	Close

Year Ended 12/31/04	$1.28	$1.40	$1.19	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Year Ended 12/31/00	$1.48	$1.56	$1.44	$1.50

Three Months Ended 6/30/04	$1.24	$1.27	$1.21	$1.23
Three Months Ended 3/31/04	$1.23	$1.26	$1.20	$1.21
Three Months Ended 12/31/04	$1.22	$1.24	$1.19	$1.20
Three Months Ended 9/30/04	$1.30	$1.34	$1.26	$1.26
Three Months Ended 6/30/04	$1.36	$1.40	$1.31	$1.34
Three Months Ended 3/31/04	$1.33	$1.35	$1.27	$1.31
Three Months Ended 12/31/03	$1.30	$1.35	$1.29	$1.29
Three Months Ended 9/30/03	$1.38	$1.41	$1.34	$1.35
Three Months Ended 6/30/03	$1.39	$1.48	$1.33	$1.36
Three Months Ended 3/31/03	$1.50	$1.58	$1.47	$1.47
Three Months Ended 12/31/02	$1.57	$1.59	$1.55	$1.58
Three Months Ended 9/30/02	$1.58	$1.60	$1.51	$1.59
Three Months Ended 6/30/02	$1.54	$1.60	$1.51	$1.52
Three Months Ended 3/31/02	$1.60	$1.61	$1.58	$1.60

July 2005	$1.22	$1.24	$1.20	$1.23
June 2005	$1.24	$1.26	$1.23	$1.23
May 2005	$1.26	$1.27	$1.24	$1.25
April 2005	$1.24	$1.26	$1.21	$1.26
March 2005	$1.22	$1.25	$1.20	$1.21
February 2005	$1.24	$1.26	$1.23	$1.23

The exchange rate was $1.23 on July 31, 2005.

Forward Looking Statements

Certain Statements presented herein are forward-looking statements which may include conclusions of prefeasibility and feasibility studies, estimates of future production, capital and operating costs, prices of silver and gold and other known and unknown risks.  These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward-looking statements.  These risks, uncertainties and other factors include but are not limited to the risks involved in the exploration, development and mining business.

Statement of Capitalization and Indebtedness

Table No. 4

Statement of Capitalization and Indebtedness

Designation of Security	Amount Authorized	Amount Outstanding as of July 31, 2005

Common Shares	100,000,000	6,281,789 shares
Common Share Purchase Warrants		1,202,716 warrants
Common Share Options		600,000 options
Long Term Debt		$0
Long Term Liabilities		$1,500,000

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its non producing mineral properties. In particular, the following risk factors apply:

Risks Associated with Mineral Exploration

The Company is Involved in the Resource Industry which is Highly Speculative and has Certain Inherent Exploration Risks which Could have an Negative Effect on the Company

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

All of the Company’s Mineral Properties are at the Exploration Stage and all of the Company’s Exploration Expenditures May Be Lost

The Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties. Mineral Exploration is highly risky, and most exploration properties do not contain any economic deposits of minerals. If a property is determined to not contain any economic reserves of minerals, the entire amount spent on exploration will be lost.

The Company Has No Known Reserves and No Economic Reserves May Exist on Its Properties

Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s mineral properties. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.  Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices.  Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations.  Even if the Company’s properties are brought into production, operations my not be profitable.

The Company Has Not Surveyed Any of Its Properties and the Company Could Lose Title to Its Properties

The Company has only done a preliminary legal survey of the boundaries of any of these properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. The Company has not obtained formal title reports on any of its properties and title may be in doubt.  If title is disputed, the Company will have to defend its ownership through the courts.  In the event of an adverse judgment, the Company would lose its property rights.

The Mining Industry is Highly Competitive

The Company will be required to compete in the future directly with other corporations that may have greater resources.  Such corporations could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Mineral Operations are Subject to Market Forces Outside of the Company’s Control

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing.  These factors include market fluctuations, government regulations relating to prices, taxes royalties, allowable production, import, exports and supply and demand.  One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

The Company is Subject to Substantial Government Regulatory Requirements

The Company’s exploration operations are affected to varying degrees by government regulations relating to resource operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property.  Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations.  Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment.  The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

Currently, the Company’s Canadian properties are subject to the jurisdiction of the federal laws of Canada and the provincial laws of British Columbia.

On the Federal and Provincial level, the Company must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. Depending upon the type and extent of the exploration activities, the Company may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. If the reclamation requires funds in addition to those already allocated, the Company could be forced to pay for the extra work and it could have a significant negative effect upon the Company’s financial position and operations.

The Company is Subject to Substantial Environmental Requirements

In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions.  The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands.  These regulations may require obtaining permits or other authorizations for certain activities.  These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, area providing for habitat for certain species or other protected areas.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

Currently, the Company has $72,500 on deposit as a reclamation bond for exploration work and site disturbance at the Hearne Hill Property. These allocated funds have been deposited for the benefit of the Province of British Columbia until released upon approval from the Province after all necessary reclamation work at Hearne Hill has been performed. If the reclamation is more prolonged and requires funds in addition to those already allocated, Pacific Booker could be forced to pay for the extra work and it could have a significant negative impact upon the Company’s financial position and operations.

Financing Risks

The Company is Likely to Require Additional Financing which Could Result in Substantial Dilution to Existing Shareholders

The Company, while engaged in the business of exploiting mineral properties, has sufficient funds to undertake its planned current exploration projects.  The Company is currently preparing a Full Feasibility Study at its Morrison/Hearne Hill project at an estimated cost of $5,800,000 which will require additional financing to complete. The Company has also entered into a purchase agreement with Noranda for acquisition of a 100% interest in the Morrison property which will require additional financing of $2,500,000 to meet the obligations under the agreement. If the Feasibility Study is positive and the acquisition of a 100% interest is completed, the Company will require further financing to develop the Morrison/Hearne Hill project and to place it into commercial production.  The exploration of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s mineral properties, as well as the possible loss of such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

The Company Has a History of Net Losses and Expects Losses to Continue for the Foreseeable Future

The Company has had a history of losses and there is no assurance that it can reach profitability in the future.  The Company will require significant additional funding to meet its business objectives.  Capital will need to be available to help maintain and to expand exploration on the Company’s Morrison Property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity, there is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing.

The Company has a Current Deficit and a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

As of January 31, 2005, the end of the Company’s most recent fiscal year, the Company had a current deficit of $4,854,916. None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares and convertible debt instruments. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

Risks Relating to an Investment in the Securities of the Company

The Market for the Company’s Stock has Been Subject to Volume and Price Volatility which Could Negatively Effect a Shareholder’s Ability to Buy or Sell the Company’s Shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (ie, mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the shares of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

Certain Officers and Directors May Have Conflicts of Interest

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies.  While the Company was engaged in the business of exploiting mineral properties, such associations may have given rise to conflicts of interest from time to time.  The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company Could be Deemed a Passive Foreign Investment Company Which Could have Negative Consequences for U.S. Investors

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Company’s Common Stock who are U.S.  taxpayers  generally  will be required to treat any so-called  "excess distribution"  received  on its  common  shares,  or any  gain  realized  upon a disposition of common shares,  as ordinary  income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market  election with respect to the Company’s shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s  net  capital  gain and  ordinary  earnings  for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against The Company or Its Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in Canada under the laws of British Columbia. The majority of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

As a “Foreign Private Issuer”, the Company is Exempt From the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

The Company’s executive office is located at:

#1702-1166 Alberni Street, Vancouver, B.C. V6E 3Z3 Canada

Telephone: (604) 681-8556

Facsimile: (604) 687-5995

E-Mail: info@pacificbooker.com

Website: www.pacificbooker.com

The Contact persons in Vancouver are Michael Mews, Chief Financial Officer, and John Plourde, Director.

The Company currently leases its executive offices in Vancouver The lease covers approximately 1,966 square feet and runs through April 30, 2006. The terms of rent are as follows:

February 1, 2005 to January 31, 2006	$27,524 per year plus operating costs and taxes (estimated to be $51,254 total)
February 1, 2006 to April 30, 2006	$6,881 for period plus operating costs and taxes (estimated to be $12,813 total)

The Company is contractually obligated to pay for the operating costs for the office space. Such costs are the actual day to day costs of operating and maintaining the office space. The premises are considered adequate for the Company’s needs for the foreseeable future. No renewal terms for the lease are specified.

The Company's fiscal year ends January 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "BKM".

The authorized share capital of the Company consists of 100,000,000 common shares. As of January 31, 2005, the end of the most recent fiscal year, there were 6,008,789 common shares issued and outstanding.

Corporate Background

The Company was originally incorporated under the Company Act of British Columbia under the name of Booker Gold Explorations Ltd. on February 18, 1983. On February 8, 2000, the Company conducted a 1 for 5 reverse split and changed its name to Pacific Booker Minerals Inc. At the Company’s Annual General Meeting held on July 16, 2004, shareholder’s approved new Articles of Incorporation under the new British Columbia Business Corporations Act which replaced the Company Act of British Columbia.

The Company presently has no subsidiaries.

Currently, the Company conducts all of its operations Canada and all of its assets are located in Canada.

History and Development of the Business

Since inception, the Company has been involved in mineral exploration. The majority of the Company’s efforts since inception have been conducted on properties in Canada, particularly the Morrison/Hearne Hill copper/gold project. The Company originally entered into an option agreement to earn a 100% interest in the Hearne Hill property in December, 1992, subject to a 4% Net Smelter Royalty (“NSR”). The Company has met the option requirements and currently has a 100% interest in Hearne Hill, subject to the 4% NSR. In October 1997, the Company optioned the adjacent Morrison Property from Noranda. The Noranda option agreement allows the Company to earn a 50% interest in the Morrison Property upon the expenditure of $2,600,000 on exploration over five years and delivery of a bankable feasibility study. If Noranda decides not to proceed with development of the Morrison Property, the Company can acquire a 100% interest (subject to a 3% NSR) in the property. The Company has met the expenditure requirement under the Noranda agreement and a Full Feasibility Study is currently underway.

In April 2004, the Company announced that it had signed a purchase agreement with Noranda on the Morrison property whereby Pacific Booker can acquire a 100% interest in the property by paying Noranda $3,500,000 cash over 36 months and issuing to Noranda 250,000 common shares and 250,000 warrants, as well as 250,000 additional common shares upon commencement of commercial production. The agreement would replace the October 1997, but is subject to approval by the TSX Venture Exchange.

Since the acquisition of the Hearne Hill/Morrison project in 1992, the Company has concentrated its efforts on exploring the project and initiated a Full Feasibility Study in January, 2004.

In 1995, the Company acquired 100% interests in the Copper and CUB mineral claims located near the Hearne Hill/Morrison project. In 1999, the Company acquired a 100% interest in the Bingo mineral exploration project in Argentina and signed a letter of intent with Sun State Resources who can earn a 75% interest in the project by incurring $230,000 in exploration costs before June 8, 2004 and issuing 100,000 common shares to the Company before June 8, 2002. Sun State did not issue the required shares and has not earned an interest in the Bingo property.

During Fiscal 2004, management decided to not continue with the Bingo claims; Therefore, during the year, the acquisition and deferred exploration costs were written off.

Business Overview

All of the Company’s operations are located in Canada and Argentina. The Company and all of its properties are at the exploration stage. There is no assurance that a commercially viable mineral deposit is present on any of the Company’s properties, and additional exploration is required before it is determined if any property is economically and legally viable.

Operations are not seasonal as the Company can conduct exploration at certain of its properties year-round. To date, the Company’s revenue has been limited to interest on its cash balances and therefore it is not currently dependent upon market prices for its operations, nor is it dependent upon any patents, licenses or manufacturing processes. The Company’s operations are dependent upon mining exploration rights and claims as well as the terms of option and/or joint venture agreements on those properties. Please see the individual property descriptions below for the details of each of the Company’s mineral exploration projects.

The mineral exploration operations of the Company are subject to regulation by several government agencies at the Federal, Provincial and local levels. These regulations are well documented and a fundamental aspect of operations for any resource company in Canada. Management believes it is in compliance with all current requirements and does not anticipate any significant changes to these regulations which will have a material effect on the Company’s operations.

Mineral Properties

The Company currently operates in the mineral exploration sector. All of the Company’s properties are located in British Columbia, Canada and are at the exploration stage. Currently, the Company’s only active project is the Morrison/Hearne Hill project in British Columbia. The individual mineral properties are described below.

Hearne Hill/Morrison Project

The Hearne Hill/Morrison Project consists of two adjacent properties, Hearne Hill and Morrison. The Project is a copper/gold exploration project and cover an area of approximately 65 square kilometers in British Columbia, Canada. The Company has a 100% interest in the Hearne Hill property, subject to a 4% NSR, while Morrison is subject to a purchase agreement between the Company and Noranda where the Company can acquire a 100% interest in the Morrison property.

The project is at the exploration stage and does not contain proven mineral reserves.

Location and Access

The project is located in the Omineca District approximately 65 kilometers northeast of the town of Smithers in the Babine Lake region of north-central portion of British Columbia, Canada. The project lies 30 kilometers north of the town of Granisle which was originally built to service several mines in the area. Access is via paved British Columbia Provincial Highway 321 from Topley to Granisle to Michelle Bay, then by barge across Babine Lake to Nosebay. A network of logging roads provides access to the Morrison Project approximately 38 kilometers from the barge landing.

Mineral Claims and Land Title

The Morrison Property is represented by the Erin #1 mineral claim which is covered under the Mineral Tenure Act of British Columbia (“Mineral Tenure Act”). Noranda is the 100% beneficial owner of this claim, and the Company has an agreement with Noranda whereupon it may acquire Noranda’s interest in the claim. The Claim is 500 hectares in size is in good standing until November 21, 2007.

The Hearne Hill property is represented by various mineral claims covered by the Mineral Tenure Act which were acquired from Arms-length individuals. The Company does not believe there are any conflicting claims of ownership on any of the underlying claims. Copies of the acquisition agreements, including a list of the various claims underlying the property, have been filed as exhibits to this Registration Statement. A list of the Company’s claims is also available on-line at the British Columbia Government’s Mineral Titles Online database located at www.mtonline.gov.bc.ca.

Under the Mineral Tenure Act, claim holders may apply for additional 20 year terms as long as the extension is required for mining purposes. Annual rental fees payable to British Columbia is $10 per hectare.

Under the purchase agreement with Noranda dated April 19, 2004, Noranda indicates that to the best of its knowledge, there is no claim or challenge to its ownership or title to the mineral claims by any other party. A copy of that agreement has been filed as an exhibit to this Registration Statement.

Although the project lies within the traditional Lake Babine First Nations region, the project area is not under any native claim, nor is any claim anticipated based upon currently available information. The Company has endeavored to appraise the Lake Babine First Nations on its planning and results of its studies, including environmental, wildlife, and fish studies.

#

ROLI 1
MORR 1
MORR 2
HEARNE 8
HEARNE 9
GEM 3
GEM 2
GEM 1
HEARNE 3
B.B.1
ERIN 2
ERIN 1
HEARNE 4
B.B.2
HEARNE 1
B.B.3
B.B.4
MORR 3
HEARNE 5
HEARNE 2
HEARNE 13
HEARNE 10
HEARNE 12
HEARNE HILL PROPERTY
NORANDA OPTION
HEARNE 6
HEARNE 7
CUB 100
CUB 300
CUB 200
COPPER 200
COPPER 100

bkm PACIFIC BOOKER MINERALS INC.

MORRISON / HEARNE HILL PROPERTY
OMINECA M.D.

CLAIM MAP

0 km 1.0 km 2.0 km

Date: August 2003

Figure 2

How Acquired

The Hearne Hill property was originally acquired by the Company in 1992. The Company agreed to purchase a 100% interest in the Hearne Hill claims from three arms-length individuals under the following terms:

1)

$60,000 in total option payments;

2)

$100,000 in royalty payments per year;

3)

Issuance of 40,000 common shares in 4 tranches of 10,000 shares each as certain milestones were met.

All payments have been made and all the common shares have been issued. The Company currently has a 100% interest in the property, subject to a 4% NSR to the vendors and required royalty payments of $100,000 per year. The annual royalty payments may offset any net smelter royalty obligations, and the NSR may be purchased by the Company for a cash payment of $2,000,000 at any time.

On the Morrison property, the Company originally signed an agreement with Noranda Mining and Exploration Inc. (“Noranda”) dated October 22, 1997. Under the agreement, Pacific Booker can earn a 50% interest in the Morrison claims by spending $2,600,000 over a period of five years and delivery of a bankable feasibility study by October 31, 2003. If Pacific Booker has met the expenditure requirement, Noranda may, under the agreement and upon receipt of a written request from Pacific Booker, extend the date for completion and delivery of the bankable feasibility study for up to an additional two years. The agreement with Noranda also allowed the Company to recover from Noranda 15% of its total exploration expenditures on the Morrison Property in order to offset additional overhead and administration costs associated with financing and administration of the exploration program.

In April 2004, the Company announced that it had signed a new purchase agreement with Noranda Inc. regarding the Morrison Property which would replace the original agreement signed in October 1997 as described above. Under the agreement, the Company would acquire a 100% interest in the project from Noranda in exchange for the payment of $3,500,000 cash and issuance of 250,000 common shares and 250,000 common share purchase warrants under the following schedule:

Cash Amount	Due Date of Payment

$1,000,000	Within 60 days of signing the Agreement (Paid)
$1,000,000	18 months from the date of the signing of the Agreement
$1,500,000	36 months from the date of the signing of the Agreement

In addition to the cash payments, the Company issued Noranda 250,000 common shares and 250,000 warrants exercisable until June 5, 2006 at an exercise price of $4.05.

Upon Commencement of any commercial production from the property, the Company must issue to Noranda an additional 250,000 common shares. If at the time of issuance the Company’s common share price is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the value of the 250,000 common shares issued. This amount is figured by the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

If the Company is unable to comply with the terms of the above agreement, it will be required to execute a re-transfer of its interest in the project to Noranda which would result in Noranda holding a 100% interest in the Morrison claims.

Regional Geology

The properties are situated on the northern edge of the Skeena Arch in a region underlain by volcanic, clastic and epiclastic rocks. This sequence of rocks has been cut by a northwest trending series of faults that have created a long linear sequence of horsts and grabens. The rocks have been intruded by a variety of intermediate to felsic stocks, plugs and dykes of Eocene age.

During the Tertiary-Eocene period, Biotite Feldspar Porphyry (“BFP”) plugs and stocks of the Babine Igneous Suite were emplaced along major faults in a continental magmatic arc. Porphyry copper deposits in the area are temporally and spatially associated with the Babine Igneous Suite intrusions.

Property Geology – Hearne Hill

The property is underlain by volcanic rocks of the Lower to Middle Jurassic Hazelton Group rocks which are intruded by porphyritic rocks in a series of northeasterly trending dykes. The intrusive composition is that of diorite or quartz diorite. Several phases of intrusions are known, including some post mineral dykes.

Chalcopyrite, bornite and molybdenite occur as fracture fillings and disseminations in the biotite feldspar porphyry and the surrounding wallrock. The mineralization is due to a large porphyry copper system. The erratic nature of the copper distribution is caused by late stage intrusions. The volcanic rocks, in contrast to the late stage BFP, are higher in grade.

There are two known bodies of mineralized breccia. The southern body, known as the Chapman zone, has been known for several years, and the northern body, known as the Peter Bland zone, was found by Pacific Booker during its 1995 drill program. These are dilational zones of brecciation which are surrounded by areas of fracturing which carry high grade mineralization. Gold is enriched in the breccia relative to the stockwork mineralization.

The breccias in the Bland zone are also related to a principal fracture system which dips steeply to the east. As in the Chapman zone, copper/gold/silver mineralization occurs infilling what were originally voids between the breccia casts, but areas of high grade fracture filling mineralization also occurs in altered volcanic rocks in close proximity to the breccia zones. The width of the enriched core of the Hearne Hill porphyry system averages approximately 50 meters at surface and appears to widen at depth.

Property Geology - Morrison

The Morrison copper-gold porphyry deposit is an elongated 600 by 1,500 m long northwesterly-trending deposit. The main BFP pluton at Morrison is a faulted plug, with nearly vertical contacts, which occupies a northwesterly oriented elliptical area. The Morrison plug is known to contain a large number of phases of BFP. There are numerious offshoots of the plug, many of which are northerly trending dykes or sills. The offshoots vary in width from less than 1 meter to greater than 500 meters.

The mineralization at Morrison occupies the central part of a major graben that is a component of the regional northwesterly trending block-fault system of the Babine area. The western bounding fault is believed to be along Morrison Lake, and the eastern fault is about 0.8 kilometers east of the property. The most prominent structure at Morrison is the north-northwest trending East Fault, which bisects the BFP plug and copper zone. The Morrison copper zone conforms to the shape of the BHP plug and is disrupted by the East and West faults. The copper zone is defined by external and internal boundaries that mark the limits of lithologic units with copper content consistently greater than 0.2% copper. In most places, the external boundary is relatively sharp and copper content declines outward to less than 0.1% copper within about 40 meters. The low-grade core averages between 0.15-0.2% copper. All copper sulphides are primary, with chalcopyrite the main copper-bearing mineral. A pyrite halo is developed in the chlorite-carbonate altered wallrock that spatially bounds the copper zone. Copper mineralization is weakly developed in the pyrite halo.

Current Infrastructure

Only minimal facilities currently exist on the property. An exploration camp is on site, and can accommodate 20 persons. Other, smaller buildings are on site, including a permanent core shack. Most exploration supplies are brought in via barge across Babine Lake and stored on site for the duration of the exploration program. Access from the barge landing to the camp and the exploration area is by heavy logging road. This network of logging roads is maintained by Canfor, a separate company that has logging rights over the area, including the Company’s property.

Water is available from the lakes and watercourses adjacent to the property. This water can be used for both potable and process water. A large source of electrical power is not currently available on the project site. An existing BC Hydro substation is located on the west side of Babine Lake near Granisle Township. An existing line served the Bell mine site south of the property. The Bell mine was operated by Noranda until 1992 and is currently on care and maintenance status. This line could be extended northward to the project.

The economy of the region is based upon resource production, primarily mining and logging. The town of Granisle on Babine Lake was built to support the mines in the area, and offers housing and basic support services. An experienced workforce lives in the area of the property, and it is anticipated that most would commute to the property daily via barge or boat.

Previous Exploration History

The Morrison Lake area was first explored for minerals in the early 1960’s. Regional stream sediment sampling in 1962 by Noranda Exploration Ltd. led to the discovery of the Morrison deposit in 1963. Between 1963 and 1973, Noranda conducted exploration at Morrison and drilled 95 diamond holes. By 1968, a sub-economic copper deposit had been outlined at Morrison that consisted of two zones. The zones are immediately northwest and southeast of a small central pond, and their positions correspond closely to strong geochemical and magnetic anomalies. Geological mapping done in 1963 and 1967 indicated the possibility that the two zones might be part of a single faulted deposit. Drilling in 1970 to test the central areas succeeded in joining the portions of the faulted copper zone. In total, Noranda drilled 95 diamond drill holes totaling 13,893 meters.

After the discovery of Morrison as well as two other copper/gold deposits further south along Morrison Lake, other mineral exploration companies arrived in the area. Tro-Buttle Exploration undertook a large scale soil sampling and magnetometer survey east of Morrison Lake on Hearne Hill. In 1967, while excavating a bulldozer trench on the most prominent anomaly on the western flank of Hearne Hill, a 1.5 meter boulder of brecciated rock cemented with chalcopyrite was unearthed. Based upon that discovery, Texas Gulf Sulphur optioned the property that year and undertook a systematic geological assessment of Hearne Hill. The program included 12 diamond drill holes totaling 1942 meters. Although drilling intersected only a small section of mineralized breccia, a low-grade porphyry deposit was partially delineated. As the copper grades were considered sub-economic, Texas Gulf declined to pay a large option payment and returned the property to Tro-Buttle in early 1968. Canadian Superior Exploration then acquired an option on the property and performed magnetometer, IP, geological and geochemical surveys, followed by a percussion drill program in 1969. Results were not sufficient for either Canadian Superior or Tro-Buttle to maintain the property, and the property reverted back to the government.

Following the completion of the 1973 drill program, Noranda conducted no further field work at Morrison, although pit design studies were conducted in 1988 and 1990 in order to determine if the deposit could economically supply feed to the operating mill at its Bell Mine located approximately 15 kilometers south. Noranda determined that the deposit would not be economical to mine and process at Bell at that time.

No exploration was conducted at Hearne Hill from 1969 to 1989. In 1989, prospectors Chapman and Bland staked the property and optioned it to Noranda as part of Noranda’s search for additional ore for processing at the Bell Mine. Noranda conducted an exploration program on Hearne Hill including a small diamond drill program which succeeded in discovering a small breccia pipe, but the potential copper and gold resource did not meet Noranda’s current requirements and the property option was dropped in 1990. Chapman and Bland continued to explore the property on their own and continued to drill the breccia pipe. Results were good, and the property holders were in the process of permitting the property for production when Noranda closed the Bell Mine in April 1992.

Sample Protocols

All project samples are covered under a quality control program which commenced in the Phase II program beginning with drill hole Mo-00-17. There was no systematic quality control program implemented for samples from the first 16 drill hole samples.

All drill core is delivered to the core shack by the diamond drillers at the end of each shift. The core shack is a permanent, insulated and locking structure. All drill core is photographed prior to any disruption by geologists and geotechnicians before logging. Detailed core logs are compiled in 3.05 meter intervals. All core is split with a diamond saw into two halves. The first half is packaged and bagged and tagged in plastic bags for shipment to the laboratory, and the second half is replaced in the core box for reference and storage in the core shack.

Samples are organized into 20-sample batches with inclusion of quality control samples into the sample sequence of each batch. The suite of 17 core samples in the batch are complemented with one Booker Standard prepared by CDN Resource Laboratories of Delta, B.C., one Blank Standard from barren Morrison drill core, and one certified reference standard from Rocklabs Ltd. in Auckland, New Zealand in every second sample batch. One sample in the batch is prepared as a duplicate. The sample batches are transported by Company personnel to a shipping point where they are carried by private trucking company to independent certified assay laboratories. Check assays are submitted to a separate independent assay laboratory.

All of the Company’s work on the property is supervised by a Qualified Person as defined under National Instrument 43-101 in Canada. National Instrument 43-101 is a set of rules developed and administered by the Canadian securities regulators to govern how Canadian resource companies handle and disclose technical information regarding their mineral project operations to the general public. It requires all disclosure be based on advice by a “Qualified Person”, which is defined as an individual that is an engineer or geoscientist with at least 5 years of experience in mineral exploration, mine development or operation or mineral project assessment; has experience relevant to the mineral project and technical report; and is a member in good standing of a relevant professional association.

Current Project Status and Planned Work

In December 1992, Pacific Booker optioned the Hearne Hill property. In 1993, the Company began its exploration at Hearne Hill with a magnetometer survey, geological mapping, trenching and follow-up percussion drilling. From 1993 to 1997, the Company completed several phases of exploration on the property, including drilling 143 diamond drill holes. The Company was successful in discovering the higher-grade Chapman and Bland zones, as well as the lower grade porphyry envelope. In 1997, the Company engaged Giroux Consultants to prepare a preliminary resource estimate for the project. Additional drilling will be necessary in order to upgrade the indicated resource to the Proven category for a feasibility study on the economics of the property. Since 1997, Pacific Booker has concentrated most of its exploration efforts on the adjacent Morrison property. From acquisition to October 31 2003, the end of the most recent fiscal quarter, the Company has expended $7,349,808 on acquisition and exploration at Hearne Hill.

The Company acquired an option to acquire 50% of the adjacent Morrison property in 1997. The Company initiated Phase I exploration shortly after finalizing the option agreement. Work including a property wide geochemical survey, trenching, mapping, and diamond drilling was conducted from 1997 to July 2000. Eleven diamond drill holes of large size NQ core were used to confirm and validate Noranda’s previous work as well as to test and define the mineralization at depth. Based upon the results of the Phase 1 program, the Company initiated Phase 2 of exploration, which included the drilling of 12 additional diamond drill holes in order define the configuration and potential economic limits of the deposit. The Company also completed an IP survey over the northwest sector of the deposit area to search for possible extensions to the known deposit and to possibly define the boundary between the copper zone and the pyrite halo.

In 2001, the Company initiated Phase III exploration at Morrison. The program was designed to delineate the deposit both laterally and to depth by completing a series of diamond drill holes at 60-meter centers. The program was also designed to determine the copper and gold distribution of the deposit and identify potentially higher grade zones of mineralization in order to complete a resource study of the deposit and provide data for a full feasibility study. From June 2001 to July 2002, the Company drilled 58 holes totaling 15,284 meters. The review of the prior work conducted by Noranda as well as the 3 exploration phases conducted by Pacific Booker has allowed the Company to identify three main zones of mineralization for the deposit. These are the Central, Southeast and Northwest Zones.

The Central Zone forms the main segment of the Morrison deposit. It is largely bounded by the East and West Faults with part of the southwesterly margin of the zone conforming to the transitional contact with the pyrite halo. The Phase III drilling defined and confirmed three significant copper-gold mineralization domains within the Central Zone. Drilling has confirmed the dimensions, configuration and continuity of higher grade copper and gold domains within the Central Zone.

The Southeast Zone occurs as a 300 m wide semi-circular-shaped zone east of the East Fault. The copper-gold mineralization abruptly weakens along the eastern margin where it transitionally changes to the pyrite halo style of mineralization. The zone remains open to the south.

The Northwest Zone is interpreted as an apparent faulted off-set of the Central Zone and lies west of the West Fault and is bounded by the pyrite halo to the west. The zone is 75 by 400 meters long and drilling to date extends the zone to a depth of 170 meters.

Several areas of mineralization at the Morrison deposit remain open and require additional drilling to test for extensions or further definition. These include southern and southeastern portions of the deposit, where mineralization remains open and the boundaries of the copper/gold mineralization remain undefined; and at depth, where drill hole MO-99-04, the deepest drilled on the property to date, ended in mineralization at a depth of 454.46 meters. There are also several areas of interest on the property around the main Morrison deposit which have also been identified for drilling to test for possible satalitic mineralization, particularly to the northwest and southeast of the known mineralization.

The Phase III drill program succeeded in substantially delineating the Morrison deposit. The Company engaged SNC Lavalin of Toronto, Ontario, to prepare a scoping study for Morrison which included a geostatistical block model and a resource estimate. Snowden Mining Industry Consultants of Vancouver, British Columbia was engaged to incorporate SNC’s work into generating optimized pit designs and manual geological polygonal block models for further developing resource estimates for the Morrison deposit. Snowden completed and delivered its report to Booker’s management in early May, 2003.

Upon receipt of the Snowden Resource Estimation and Preliminary Pit Optimisation Study, Booker initiated a Feasibility Study on the Morrison property. The Study will include geotechnical, waste management and environmental studies, as well as studying potential waste and tailings sites. The feasibility study will also include a further 4000 meters of drilling to obtained geotechnical data as well as further delineate the higher grade mineralization in the central copper zone, explore mineralization to the south-east and close off the deposit to the north and south. Drilling began on the property on July 4. On September 16, 2003, the Company released assay results from 5 holes drilled along the known northern limits of the Morrison deposit and which management believes has successfully closed off the northern edge of the deposit.

Feasibility Study

In December 2003, the company engaged Beacon Hill Consultants to prepare a full feasibility study on the Morrison/Hearne Hill project. Beacon Hill estimates that the full study and related permitting will cost $5,800,000 and take 15-18 months to complete.

The study is currently underway. Beacon Hill has completed a draft of a Preliminary Assessment Report on the feasibility of the claims, and work is continuing to bring the draft report to the Final Feasibility Report. During the second half of 2004, work at the property site was primarily composed of environmental studies, including surface water quality sampling and flow rate monitoring, fish habitat studies, acid-rock drainage potential, and wildlife impact studies.

Fieldwork resumed in January 2005 after a winter break. 4 large diameter drill holes totaling 700 meters were drilled as part of the metallurgical test program. These holes were twinned from smaller holes drilled between 1998-2002 and were designed to obtain representative bulk samples of potential mill feed material. Process Research Associates of Vancouver has been retained to conduct the material test program which will include comminution and flotation tests on these samples in order to determine an optimal ore treatment process. Samples from these holes will also be used for testing by Asian smelting groups who have a potential interest in taking any production from the project, and tailings will be used for Acid Rock drainage studies.

Additional fieldwork during calendar 2005 will include a drill program for geotechnical studies within the proposed area of the open pit totaling 3,000 meters of core; and 40 test pits and 10 additional drill holes, totaling approximately 1000 meters, at the proposed Waste Disposal Site A, Site B, and the proposed Mill site for further geotechnical studies.

Copper and CUB Properties

The Copper and CUB properties are copper/gold exploration properties in British Columbia located in the Granisle area. The Copper property lies 2.5 kilometers south of the Hearne Hill property, while CUB adjoins Hearne Hill to the south.

The Company acquired a 100% interest in CUB in June 1995 in exchange for 100,000 common shares at a deemed price of $1.20 per share, or $120,000 total. The property is subject to a 3% NSR to the vendor. Pacific Booker may acquire up to 2% of the 3% NSR in 1% increments at $500,000 per 1% increment at any time.

The Company acquired a 100% interest in Copper in June 1995 in exchange for 100,000 common shares of the Company at a deemed price of $1.30 per share, or $130,000 total. The property is subject to a 3% NSR to the vendor. Pacific Booker may acquire up to 2% of the 3% NSR in 1% increments at $500,000 per 1% increment at any time.

Since acquisition, the Company has conducted no exploration on the Copper and CUB claims but maintains the properties in good standing due to their strategic location to its Hearne Hill/Morrison project. Any future exploration on the properties will be dependent upon exploration results at Hearne Hill and Morrison. As the Company has no current plans to conduct exploration on the Claims, the acquisition costs of the claims were written off during the year ended January 31, 2005.

Bingo Property

In November 1998, the Company acquired the Bingo mineral exploration property in San Juan Province, Argentina. Consideration for the acquisition was $10,000 cash. The size of the property is approximately 1,000 acres. In June 1999, the Company signed an option agreement with Sunstate Resources, where Sunstate can earn a 75% interest in the property by incurring $230,000 in exploration expenditures before June 8, 2004 and by issuing 100,000 common shares of Sunstate to Pacific Booker by June 8, 2002. Sunstate failed to issue the required common shares and the Company retains a 100% interest in the property. Prior to 2004, the Company has recorded $735 in property expenditures on Bingo which were spent to keep the property in good standing. However, during Fiscal 2004, management decided not to continue with the property and the acquisition costs and property expenditures were written off.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 16 to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.23 as of June 30, 2005.

The Company has since inception financed its activities through the distribution of equity capital.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

As a mineral explorer in the Province of British Columbia, the Company is eligible to receive British Columbia Mining Tax Credits. These credits are a percentage of the Company’s eligible exploration expenditures made each year. The credits are refundable annually, and application for reimbursement is made along with the Company’s annual Federal tax return. After a review by the tax authorities, the Canadian Federal government, on behalf of the British Columbia Provincial government, issues a check for those credits. Since the refund process typically takes about a year, the Company accounts for these tax credits as a Receivable on its balance sheet upon the Company attaining reasonable assurance of collection from the Canadian Federal Government.

The Company typically contracts with outside suppliers for the majority of its exploration work. In order to ensure the availability of these contractors, the Company typically maintains a cash deposit with these suppliers as an advance against anticipated payments for exploration work performed. The Company accounts for these payments as Exploration Advances on its balance sheet. As these contractors perform the exploration work, the amounts of the advances are deducted from any amounts owed to the contractors and are recorded by the Company as deferred exploration costs.

Results of Operations

Three Months Ended 4/30/2005 vs. Three Months Ended 4/30/2004

During the current period, a drill program of 4 large diameter drill holes totaling 700 meters was completed at Morrison. These holes were located across the currently defined deposit and were done to obtain a representative bulk sample of potential smelting mill feed material which will be used for the metallurgical test work to be performed by Process Research Associates of Vancouver.

The net loss for the quarter was ($235,415), or ($0.04) per share, compared to a net loss of ($91,465), or ($0.02) per share, in the prior year’s first quarter. The higher loss was largely due to Stock-based Compensation of ($106,457) compared to zero in the prior year’s period. This expense is related to the granting of stock options to employees and directors. Other expenses, including Consulting Fees of ($28,285) and Salaries and Benefits of ($7,367), were higher due to the ramping up of the feasibility study at Morrison. The loss in the prior year’s quarter was reduced by $45,680 due to a gain on the exchange rate of US dollars held, while the current period has a Foreign Exchange Rate loss of ($29).

Year Ended 1/31/05 vs. Year Ended 1/31/04

During the year the Company and its consultant, Beacon Hill Consultants, continued work on the Morrison/Hearne Hill project Feasibility Study which began in January 2004. Work on the project site was primarily related to the required environmental impact studies which are part of the full feasibility study which is expected to be completed during calendar 2005.

The net loss for the year was ($902,759), or ($0.16) per share, compared to a loss of ($327,241), or ($0.06), in the year-ago period. Reasons for the higher loss include higher Stock-based Compensation Expense of ($212,914) compared to zero in the prior year’s period. This expense is related to the grant of 676,000 stock options to Officers and directors in October 2004. A portion of the higher loss was due to increased activity related to the Morrison/Hearne Hill feasibility study which included higher Consulting Fees of ($6,030) compared to zero and Consulting Fees with a related party of ($45,200) compared to ($14,000); Professional Fees of ($117,506) compared to ($79,293); Travel Fees of ($50,526) compared to ($43,191). Other large changes in individual expenses included a Foreign Exchange gain of $50,026 compared to a loss of ($21,626) due to favorable changes in exchange rates, Shareholder Information and Promotion, which rose to ($21,137) from ($12,936), and Filing and Transfer Agent Fees, which rose to ($43,188) from ($19,886). The Company also had a Write-off of Accounts Payable of $31,322 and Write-off of Exploration Advances of ($20,044). During the current year the Company also recorded no Recovery of Overhead Expenses Charged to Exploration compared to $81,787 in the prior year. The change is due to the new agreement with Noranda which no longer allows the Company to be reimbursed by Noranda for 15% of its property expenditures. Other Items included Write-off of Mineral Property Interests of ($250,000) compared to ($10,735) in the prior year as the Company decided to write-down its entire acquisition costs related to acquisition of the Copper and CUB claims.

Year Ended 1/31/04 vs. Year Ended 1/31/03

During the year the Company continued to conduct exploration on the Morrison property, including environmental and geotechnical studies, which are part of the Company’s pre-feasibility study. The Company also completed a drill program designed as additional infill drilling as well as to find the northern limits of the north-central copper zone and to provide technical information for the ongoing studies. In January 2004, the Company announced the initiation of a full feasibility study at Hearne Hill/Morrison which will study the economic feasibility and of an open pit mining operation. The feasibility study is expected to take 12-18 months to complete.

The loss for year rose to ($327,241) from ($302,320) incurred in the prior year. The largest reason for the change was a decrease in Overhead Expenses Charged to Exploration, which fell to $81,787 from $157,128 due to lower property expenditures. These recoveries are related to the agreement with Noranda that allows the Company to recover 15% of its total exploration expenditures at Morrison to offset the administrative and financing costs for conducting the exploration program. Other large changes in expenses occurred in  consulting fees, which fell to zero from ($24,287) which was also related to lower levels of exploration work at Morrison;  Foreign Exchange Loss, which rose to ($21,626) from ($7,434) due to unfavorable changes in the Canadian dollar exchange rate;  Travel rose to ($43,191) from ($29,287); Professional Fees increased to ($79,293) from ($55,268);  Investor Relations Fees fell to ($33,051) from ($135,939); and Office Rent increased to ($53,582) from ($44,212), as the Company’s annual rent increased under its lease agreement.

Year Ended 1/31/2003 vs. Year Ended 1/31/2002

During the year the Company completed a 20-hole drill program totaling 5,578 meters on the Morrison property as well as starting two preliminary resource studies which will help the Company determine if a full feasibility study should be prepared for the project.

The Net Loss for the year totaled ($302,320), or ($0.06) per share, compared to the net loss of ($64,819), or ($0.02) per share, in the year ago period.  General and Administrative Expenses increased to ($305,250) from ($84,863).

Major components in the increase includes lower Recovery of Overhead Expenses charged to exploration of $157,128 from $240,423 related to the agreement with Noranda to recover 15% of the exploration expenditures at Morrison due to lower expenditures on Morrison in the current year. Consulting Fees also rose to ($24,287) from ($7,437). The conversion of warrants into common shares caused Filing and Transfer Agent Fees to increase to ($17,630) from ($11,417) Office Rent rose to ($44,212) from ($39,774) due to higher rent under the Company’s lease agreement and higher operating costs. Professional Fees increased to ($55,268) from ($44,275) due to preparation of a Registration Statement in the United States. Other large increases in expenses for the current year were in Travel, which increased to ($29,287) from ($24,939) as management made additional trips in the current period to meet with potential investors, and Investor Relations Fees, which rose to ($135,939) from ($75,000) due to higher costs related to the raising of equity financing to support the Company’s operations.

Liquidity and Capital Resources

The Company’s working capital position as of the end of the most recent fiscal year at January 31, 2005 was ($456,174). During the First Quarter of fiscal 2006, the Company completed one private placement of its common shares. 228,000 common share units were issued at a price of $4.15 per unit for proceeds of $946,200. Each unit consists of one common share and one common share purchase warrant, with each warrant exercisable at a price of $4.15 until January 18, 2007.  The Company intends to use these funds for the Feasibility Study on the Morrison project and General and Administrative expenses.

Professional consultants hired by the Company have estimated that the feasibility study on the Morrison project as well as the required permitting will require the total expenditure of $5,800,000. The Company’s working capital is not sufficient to meet these needs; In addition, the new purchase agreement with Noranda will require the Company to pay Noranda $1,000,000 cash by October 19, 2005 and a further $1,500,000 cash by April 19, 2007 in order to acquire a 100% interest in the Morrison property. At this time, the Company is currently seeking additional equity financing. The Company has no cash flow from operations. Therefore, its ability to continue as a going concern depends upon its ability to raise additional funds to meet its business objectives. If the Company is unable to raise additional funds to meet its requirements, it may be forced to suspend the feasibility study, fail to acquire a 100% interest in the Morrison property or cease operations altogether.

Upon completion of the feasibility study, if the property is determined to be economic, additional funding will be necessary to meet its requirements under the Noranda Agreement or to fund any development projects. Specific funding requirements are dependent upon the results of any feasibility study and at this time management cannot predict the amount of funds needed or the timing of any equity and/or debt financings.

The Company has financed its operations through the issuance of common shares. The following private placements have been completed in the last 5 fiscal years.

Fiscal Year	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2001	Private Placement	60,000	$ 1.24	$ 74,400
	Private Placement	200,000	2.55	510,000
	Private Placement	191,000	3.40	649,400

2002	Private Placement	135,000	$ 3.50	$ 472,000
	Private Placement	105,000	3.00	315,000

2003	Private Placement	95,000	$ 4.00	$ 380,000
	Private Placement	137,500	4.00	550,000
	Private Placement	80,500	5.25	422,625
	Private Placement	10,000	3.75	37,500

2004	Private Placement	127,186	$ 4.00	$ 508,744

2005	Private Placement	300,000	$ 3.85	$ 1,155,000
	Private Placement	23,000	4.00	92,000
	Private Placement	115,000	4.00	460,000
	Private Placement	82,500	4.00	330,000
	Private Placement	77,030	4.15	319,674

2006	Private Placement	238,000	$ 4.15	$946,200

Three Months Ended 4/30/2005

The Company’s working capital as of April 30, 2005 totaled ($530,843). Operating Activities used cash of ($78,880), with the quarter’s net loss of ($235,415) being partially offset by non-cash Stock-based Compensation of $106,457. Changes in non-working capital items include increases in receivables and pre-paid deposits of ($17,910) and ($28,331), respectively. Accounts Payable rose by $79,261 and Accounts Payable to Related Parties increased by $16,347. Investing Activities used cash of ($367,647), with the entire amount from Mineral Property Interests and Deferred Exploration Costs related to the Morrison property. Financing Activities provided cash of $421,225, with the Issuance of Capital Stock providing cash of $371,425 and Share Subscriptions providing cash of $49,800.

During the quarter, the Company issued 273,000 common shares. 228,000 were issued pursuant to a private placement at $4.15 per unit, with each unit consisting of one common share and one common share purchase warrants. Proceeds from the private placement was $946,200, of which $574,775 was received prior to January 31, 2005. The Company also issued 45,000 common shares at a fair market value of $4.00 per share pursuant to a property acquisition agreement.

Year Ended 1/31/2005

The Company’s working capital totaled ($456,174) as of January 31, 2005, compared to working capital of $166,874 on January 31, 2004. During the year, the Company’s Operating Activities used cash of ($498,314). The year’s loss of ($902,759) was partially offset by non-cash charges including Write-off of mineral property interests and deferred property exploration costs of $250,000, Write-off of exploration advances of $20,044, and Stock-based Compensation related to the grant of stock options to officers and directors of $212,914. Changes in Non-cash working capital items included decreases in receivables of $180,377, in prepaids and deposits of $21,531, in accounts payable of ($172,487), and in amounts owing to related parties of ($80,481).  Investing Activities used cash of ($1,735,122), with the majority for Resource Property Costs of ($1,760,122), and Exploration Advances of $25,000. Financing Activities provided cash of $2,656,762, with Issuance of Capital Stock providing cash of $2,119,275, Share Subscriptions Received in Advance providing cash of $574,775, Due to Related Parties using cash of ($36,700) and Obligations Under Capital Leases using cash of ($588).

During the year, the Company issued a total of 864,530 common shares. 250,000 were issued pursuant to property agreements at a fair value of $4.05 per share for a fair value of $1,012,500; 597,530 common shares were issued pursuant to private placements for total proceeds of $2,356,675; 15,000 common shares were issued pursuant to the exercise of options for proceeds of $30,000; and 2,000 common shares were issued pursuant to the exercise of warrants for proceeds of $8,000.

Twelve Months Ended 1/31/04

The Company’s working capital totaled $166,874 as of January 31, 2004, compared to $490,333 on January 31, 2003. During the year, the Company’s Operating Activities provided cash of $40,164. The net loss of ($327,241) for the year was offset by a decrease in Receivables of $145,324; a decrease in Prepaids and Deposits of $23,354; an increase in Accounts Payable and Accrued Liabilities of $111,141; and an increase in Accounts Payable to related parties of $72,446. Financing Activities provided cash of $828,411, with $518,744 provided by Issuance of Capital Stock; $275,400 from Share Subscriptions received in advance for private placements which had not yet closed; $36,700 due to Related Parties; and $2,433 used by Obligations under Capital Leases. Investing Activities used cash of $865,414, with Mineral Property Interests and Deferred Exploration Costs using cash of $896,558, Exploration Advances using cash of $1,917, and Purchase of Property and Equipment using cash of $4,439, while Restricted Cash provided cash of $37,500.

During the year, the Company issued 174,130 common shares. 127,186 common shares were issued pursuant to private placements for proceeds of $508,744; 2,500 common shares were issued for the exercise of warrants for proceeds of $10,000; and 44,444 common shares were issued for settlement of accounts payable at a deemed value of $200,000.

Twelve Months Ended 1/31/03

The Company’s working capital totaled $490,333 as of January 31, 2003 compared to $5,913 as of January 31, 2002. The Company’s Operating Activities used cash of ($852,597) during the year. The loss for the year was ($302,320), and Changes to Non-working Capital Items included an increase in Receivables of $106,390, an increase in Prepaids and Deposits of $45,598, a decrease in Accounts Payable of $333,333, and a decrease in Accounts Payable to Related Parties of $70,084. Financing Activities provided cash of $2,132,224, with the Issuance of Capital Stock providing cash of $2,134,915 while Obligations under Capital Leases used cash of $2,691. Investing Activities used cash of $1,282,386, which included $1,228,667 cash used for Mineral Property Interests and Deferred Exploration Costs, Exploration Advances of $2,538, and Purchase of Property and Equipment of $13,681.

The Company issued a total of 652,562 common shares during the year. 323,000 common shares were issued pursuant to private placements for proceeds of $1,390,125; 112,562 common shares were issued for the exercise of stock options for proceeds of $133,790; 197,000 common shares were issued for the exercise of warrants for proceeds of $611,000; and 20,000 common shares were issued for mineral property interests for a deemed value of $78,000.

US GAAP Reconciliation with Canadian GAAP

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under US GAAP, all expenditures relating to mineral interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring a mine into production are capitalized as development costs.

The reader is advised to consult Pacific Booker’s audited annual financial statements for the year ended January 31, 2005, particularly Note 16, for quantification of the differences.

Canadian GAAP Conflict in Accounting for Mineral Property Interests and Deferred Exploration Costs

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline No. 11 “Enterprises in the Development Stage” (“AcG 11”).  AcG 11 addresses three distinct issues: i) the capitalization of costs/expenditures; ii) impairment; and iii) disclosure.  Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP.  AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise.  In addition, AcG 11 requires specific disclosure of information by development stage companies and is effective no later than fiscal periods beginning on or after April 1, 2000, which in the case of the Company, is the year ended January 31, 2002.

In March 2002, the Emerging Issues Committee (“EIC”) of the CICA issued EIC-126 “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs.  EIC-126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment” (“HB 3061”), paragraph .21, which states that for a mineral property interest, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the mineral property interest, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.  EIC-126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG 11 regarding impairment in determining whether exploration costs may be initially capitalized.  With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired.  However, such an enterprise should consider the conditions set forth in AcG 11 and HB 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mineral property interest is required.

As disclosed above, the Company considers that its mineral property interests and deferred exploration costs have the characteristics of property, plant and equipment, and, accordingly, the Company has chosen to classify its mineral property interests and deferred exploration costs as tangible assets in accordance with its interpretation of Canadian GAAP.

Although the Company believes its accounting policy is appropriate and consistent with Canadian GAAP, there is an alternative interpretation of Canadian GAAP that would consider them to be intangible assets as a result of the issuance of CICA Handbook Section 1581 “Business Combinations” (“HB 1581”) and CICA Handbook Section 3062 “Goodwill and Other Intangible Assets” (“HB 3062”).

This alternative interpretation under HB 1581 and HB 3062 would provide for the capitalization of a contract based mining asset as an intangible asset at its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.  For exploration stage mineral property interests and deferred exploration costs such as those owned by the Company, the excess of the carrying value over the residual value of the intangible assets would be amortized on a straight-line basis over the period in which the Company expected to complete its exploration process or convert, develop or further explore the underlying properties.  For the Company, a reasonable estimate of this amortization period would be 13 years.

Consult Pacific Booker’s audited annual financial statements for the year ended January 31, 2004 for the differences if the Company had chosen to account for these costs as intangible assets under HB 1581 and HB 3062 effective February 1, 2002.

Variation in Operating Results

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically, through the exploration process, reviews results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as noted in Note 17 to the financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was $1.23 as of July 31, 2005.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Off-Balance Sheet Arrangements

Under the Agreement with Noranda dated April 19, 2004, the Company is obligated to issue 250,000 common shares at a minimum fair-value of $1,000,000 to Noranda on or before commencement of commercial production. If at the time of issuance the Company’s common share price is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the value of the 250,000 common shares issued. This amount is figured by the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

Tabular Disclosure of Contractual Obligations

The Company currently owns a 50% interest in the Morrison Property and is acquiring a further 50% interest from Noranda Inc. under an agreement dated April 19, 2004. The Company’s contractual obligations to Noranda are to pay Noranda $2,500,000 in the following years. The Company also has a lease for its Vancouver office which runs through April 30, 2006.

Table No. 5

Contractual Obligations

Type of Cost	Fiscal 2006	Fiscal 2007	Fiscal 2008

Cash Payments to Noranda	None	$1,500,000	None
Office Rental Agreement	$50,900	$ 12,725	None

Under the Agreement with Noranda, the Company is also obligated to issue 250,000 common shares at a minimum fair-value of $1,000,000 to Noranda on or before commencement of commercial production. This is an off-balance sheet item and is discussed under “Off-Balance Sheet Arrangements” above.

Item 6.  Directors, Senior Management and Employees

Table No. 5 lists as of 6/28/05 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  At the Annual and Extraordinary General Meeting held on June 24, 2005, a new slate of Directors was elected and new Officers were appointed. All Directors are citizens of Canada except Gregory Anderson and Mark Gulbrandson who are citizens of the United States.

Table No. 6

Directors

Name                                                            Age                                Date First Elected/Appointed

Gregory Anderson	49	June 24, 2005
William Deeks	70	March 17, 1997
Mark Gulbrandson	52	June 24, 2005
Michael Mews	64	June 24, 2005
John J. Plourde	60	December 30, 1999
Erik Tornquist	47	June 24, 2005
William F. Webster	61	June 24, 2005

Table No. 6 lists, as of 6/28/05, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 7

Executive Officers

                                                                                                                                   Date of

Name                                                 Position                      Age                        Appointment

Gregory Anderson	President and CEO	49	June 24, 2005
Michael Mews	Secretary and CFO	64	June 24, 2005

Gregory Anderson was named President, Chief Executive Officer and a Director of the Company at the Annual & General Meeting held on June 24, 2005. Mr. Anderson’s background includes corporate finance, investment and brokerage experience, including the last 22 years in mining company finance. Since 1997, he has assisted the Company with corporate finance and investor relations. Mr. Anderson spends approximately 100% of his time on the Company’s affairs.

Michael Mews was named Corporate Secretary, Chief Financial Officer and a Director of the Company at the Annual & General Meeting held on June 24, 2005. Mr. Mews has over 40 years of business administration, sales and marketing experience for both private and public companies. He has been an officer and director of public reporting companies since 1995, and currently serves as President, Chief Executive Officer and a Director of Universal Exploration Corporation, an inactive public company traded on the TSX Venture Exchange NEX board; a Director of Internet Identity Presence Company, a non-listed Canadian public company. Mr. Mews spends approximately 40% of his time on the Company’s affairs.

William Deeks, B.A.Sc., P.Eng., has extensive experience in the mining industry. He is a former senior vice-president of Noranda, Inc. and retired from Noranda in 1992 as Senior Vice-President, Global Business, although he continued as a part-time consultant for Noranda for International Affairs until 1996. He is a past Chairman of the Business Industry Advisory Committee to the Organization for Economic Cooperation and Development, Paris and Chairman of Charles Tennant & Company (Canada) Limited, a chemical distributor. Mr. Deeks spends approximately 20% of his time on the Company’s affairs.

Mark Gulbrandson is the Owner and Chief Executive Officer of Apple Auto Group, a multi-location car dealership located in the Twin Cities area of Minnesota. Mr. Gulbrandson has owned Apple Auto since 1993. It currently employs over 300 people and is one of the top 100 Ford dealers in the United States. Mr. Gulbrandson spends approximately 10% of his time on the Company’s affairs.

John Plourde has over 30 years of investor relations and fund raising experience with various public companies. Mr. Plourde handles investor relations for the Company. He is also a Director of Universal Exploration Corporation, an inactive public company traded on the TSX Venture Exchange NEX board. Mr. Plourde spends approximately 100% of his time on the Company’s affairs.

Erik A. Tornquist is an Applied Science Technologist with over 30 years of experience in Natural Gas Operations, Engineering, International Project Management, Human Resources and Training. He has held various management positions with Terasen Gas and Terasen International, most recently as Vice-President of Human Resources and Training for Canadian Energy Services in the Sultanate of Oman. Mr. Tornquist has completed the PUBCO course for establishing and managing public companies at Simon Fraser University. He is currently working on the Company’s feasibility study on the Morrison project, and devotes approximately 100% of his time to the Company’s affairs.

William F. Webster has 40 years of experience in financial management, investment sales and corporate finance. He held financial positions with several major Canadian bank and brokerage firms from 1965 to 1997. Since 1997, he has been self-employed with his own private companies, including market investor, resource developer and property manager. He devotes approximately 5% of his time to the Company’s affairs.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer. No members of the Board of Directors are related.

COMPENSATION

The Company has no arrangements pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation. Certain Directors have been compensated for consulting and expert services during the most recently completed fiscal year.

The Company does not have a formalized stock option plan for the granting of incentive stock options during the most recently completed fiscal year. However, to assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants stock options to Directors, Executive Officers and employees; refer to ITEM #10, "Stock Options".

Table No. 7 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Year	Salary	Options Granted	Other Compensation
Chris Sampson, Former President	2005 2004 2003	None None None	76,000 None 24,000	$57,800 (1) $51,200 $48,400
J. Paul Stevenson, Former Chief Executive	2005 2004 2003	None None None	125,000 None 135,000	$78,800 (2) $78,000 $78,000
Perry Munton Former Chief Financial Officer	2005 2004 2003	None None None	75,000 None None	$22,050 (3) $ 4,380 $ 4,380

John Plourde, Director	2005 2004 2003	None None None	105,000 None 135,000	$78,000 (4) $78,000 $78,000

Shelley Hallock, Former Director	2005 2004 2003	None None None	50,000 None None	None None None

Barbara Hilton, Former Director	2005 2004 2003	None None None	50,000 None None	None None None

William Deeks, Director	2005 2004 2003	None None None	50,000 None None	None None None

(1)

The “Other Compensation” listed for Chris Sampson, former President, relate to consulting engineering work conducted by Sampson Engineering, which is 100% owned by Chris Sampson.

(2)

The “Other Compensation” listed for J. Paul Stevenson, former President, relates to consulting fees related to government relations and field work.

(3)

The “Other Compensation” listed for Perry Munton, former CFO, is for payments for accounting services to Smythe Ratcliffe, Chartered Accountants, of which Perry Munton is a partner.

(4)

The “Other Compensation” listed for John Plourde, Director, relates to investor relations work performed for the Company.

No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Staffing

The Company currently has no employees and 2 executive officers. The Company contracts for certain services, including investor relations and bookkeeping, as well as exploration personnel and camp support services, as needed.

The Company has contracted with a highly experienced geological team of consultants to conduct field work related to its ongoing Full Feasibility Study on the Morrison/Hearne Hill project.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 8 lists, as of 6/28/2005, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title                                                                                                        Amount and Nature          Percent

  of                                                                                                                of Beneficial                  of

Class            Name of Beneficial Owner                                                        Ownership                 Class

Common	Gregory Anderson (1)	232,600	3.59%
Common	Michael Mews (2)	15,000	0.02%
Common	William Deeks (3)	73,000	1.15%
Common	Mark Gulbrandson (4)	431,756	6.80%
Common	John Plourde (5)	488,732	7.49%
Common	Erik Tornquist (6)	57,020	0.09%
Common	William Webster	152,450	2.43%

	Total Directors/Officers	1,450,558	21.15%

(1)

Of these shares, 200,000 represent currently exercisable share purchase options.

(2)

Of these shares, 10,000 represent currently exercisable share purchase options.

(3)

Of these shares, 50,000 represent currently exercisable share purchase options.

(4)

Of these shares, 67,628 represent currently exercisable share purchase warrants.

(5)

Of these shares 240,000 represent currently exercisable share purchase options.

(6)

Of these shares, 10,000 represent currently exercisable share purchase warrants.

.

#   Based upon 6,281,789 shares outstanding as of 6/28/05 and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

Board Practices

The Board of Directors currently has 3 committees. These are the Audit and Finance Committee, the Corporate Governance Committee, and the Disclosure Committee.

The Audit and Finance Committee assists the Board in fulfilling its responsibility for the oversight and quality and integrity of the accounting, auditing, reporting practices, systems of internal accounting and financial controls, the annual independent audit, and the legal and compliance and ethics programs of the CFO as established by management and the Board. The Committee is required to meet once per quarter, and shall consist of at least three directors, the majority of whom will be non-officers. The Committee currently consists of William Deeks, Mark Gulbrandson, and William Webster.

The Corporate Governance Committee identifies individuals qualified to become board members, recommend director nominees for each annual meeting, recommend to the Board a set of corporate governance standards in the conduct and the business and affairs of the Company, and develop and oversee the annual Board and Board Committee evaluation process. The Committee shall consist of at least 2 Directors, and currently consists of William Deeks, Mark Gulbrandson, and William Webster.

The Disclosure Committee reviews the required disclosure documents and that the Company is meeting all applicable disclosure rules and regulations within the time periods specified. The Committee’s duties include the review and completion of the Form 20-F Annual Report to be filed 6 months after the Company’s fiscal year end. The Disclosure Committee currently consists of Mark Gulbrandson, William Webster, John Plourde, and Ed Kimura (a non-director).

Copies of the Committee Charters and systems of operations have been filed as exhibits to this Registration Statement.

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of three persons/companies who beneficially owns 5% or more of the Registrant's voting securities. Table No. 9 lists as of 6/28/05, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	488,732	7.49%
Common	Mark Gulbrandson (2)	431,756	6.80%

(1)

Includes 240,000 currently exercisable stock purchase options.

(2)

Includes 67,628 currently exercisable stock purchase warrants.

Based on 6,281,789 shares outstanding as of 6/28/2005 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

J. Paul Stevenson, Former Chief Executive Officer and Director, was paid $48,800 (2004 - $64,000; 2003 - $63,600) for consulting work related to First Nation’s and Government relations. He was paid $30,000 (2004 - $14,000; 2003 - $14,400) for general consulting services related to exploration work at the Morrison/Hearne Hill Project.

Sampson Engineering, a company 100% owned by Chris Sampson, Former President and Director, was paid $42,600 (2004 - $51,200; 2003 - $48,400) for consulting work related to exploration at the Morrison/Hearne Hill Project. Mr. Sampson was also paid $15,200 (2004 - $Nil; 2003 - $Nil) for general consulting services related to exploration work at the Morrison/Hearne Hill Project.

Smythe Ratcliffe, Chartered Accountants, a Company for whom Perry Munton, Former Chief Financial Officer serves as a Partner, was paid $22,050 (2004 - $4,380; 2003 - $4,380) for accounting services.

John Plourde, Director, was paid $78,000 (2004 - $78,000; 2003 - $78,000) for Investor Relations activities.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Davidson and Company, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated January 31, 2005 other than described below:

During Fiscal 2006 to date, the Company completed a private placement of its common shares. 228,000 common share units were issued at a price of $4.15 per unit for proceeds of $946,200. Each unit consists of one common share and one common share purchase warrant, with each warrant exercisable at a price of $4.15 until January 18, 2007.

Item 9.  Offer and Listing of Securities

As of January 31, 2005, the authorized capital of the Company consisted of 100,000,000 common shares.  There were 6,281,789 shares issued and outstanding as of June 28, 2005.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada.  Computershare is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

On 6/28/05, the shareholders' list for the Company's common shares showed 698 total shareholders and 6,281,789 shares issued and outstanding. Of the total shareholders, 637 are resident in Canada holding 4,507,178 common shares representing 71.75% of the total shares outstanding; 53 shareholders are resident in the United States holding 1,571,651, or 25% of the total shares outstanding; and 8 shareholders are resident in other nations, holding 202,960 common shares, or 3.25% of the total shares outstanding.

The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “BKM”. The CUSIP number is 69403R108.

Table No. 10 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for the last twelve fiscal quarters. There have been no significant trading suspensions of the Company’s common stock during the prior three years.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

                                                                                                                    - Sales -

                                                  Canadian Dollars

 Period

                                                                 High            Low         Close

July 2005	$3.75	$3.20	$3.50
June 2005	$3.95	$3.55	$3.60
May 2005	$4.00	$3.25	$3.95
April 2005	$4.02	$3.65	$4.00
March 2005	$4.05	$3.75	$3.94
February 2005	$4.00	$3.70	$3.86

Three Months Ended 4/30/05	$4.05	$3.65	$4.00
Three Months Ended 1/31/05	$4.20	$3.70	$3.86
Three Months Ended 10/31/04	$4.75	$3.80	$4.24
Three Months Ended 7/31/04	$4.50	$3.55	$3.99

Three Months Ended 4/30/04	$5.00	$3.75	$4.49
Three Months Ended 1/31/04	$4.50	$3.05	$4.50
Three Months Ended 10/31/03	$3.90	$2.70	$3.75
Three Months Ended 7/31/03	$4.00	$3.20	$3.34

Three Months Ended 4/30/03	$4.39	$2.94	$3.90
Three Months Ended 1/31/03	$5.30	$3.50	$4.00
Three Months Ended 10/31/02	$5.40	$4.00	$5.00
Three Months Ended 7/31/02	$6.15	$3.80	$5.00

Fiscal Year Ended 1/31/05	$5.00	$3.55	$3.86
Fiscal Year Ended 1/31/04	$4.50	$2.70	$4.50
Fiscal Year Ended 1/31/03	$6.15	$3.20	$4.00
Fiscal Year Ended 1/31/02	$4.25	$1.97	$3.63
Fiscal Year Ended 1/31/01	$4.55	$1.20	$2.45

# All stock price trading data for dates before February 8, 2000 have been adjusted to reflect a 1 for 5 reverse stock split.

Table No. 10 lists, as of 6/28/05, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
300,000	$4.30	February 27, 2006
23,000	$4.50	April 22, 2006
250,000	$4.05	June 5, 2006
115,000	$4.05	July 9, 2006
82,500	$4.25	October 12, 2006
77,030	$4.15	January 7, 2007
228,000	$4.15	March 11, 2007

1,075,530 Warrants Outstanding

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

The TSX Venture Exchange

The TSX Venture Exchange (“TSX-V”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The TSX-V currently operates as a complementary but independent exchange from its parent.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX-V is a venture market as compared to the Toronto Stock Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The TSX-V currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX-V is located in Calgary and the operations office is located in Vancouver.

The TSX-V is a self-regulating organization owned and operated by the TSX Group.  It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors. CDNX policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. (“RS”) which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.

The Market Surveillance division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

The market surveillance department issues TSX-V notices to inform the public of halts, suspensions, delistings, and other enforcement actions.  All TSX-V notices can be found on the TSE/TSX website at www.tse.com.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and  implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX Venture Exchange. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations

Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX Venture Exchange. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement

Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, the Offer of Settlement must be approved by a hearing panel of RS. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research

The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX Venture Exchange, or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the Toronto Stock Exchange, the Toronto Futures Exchange and the Investment Dealers Association of Canada.

United States Market

Upon this Registration Statement being declared effective, the Company will be subject to the reporting obligations and requirements under the Exchange Act of 1934. However, as a Foreign Private Issuer, the Company will be exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Act, which includes the Proxy Rules of Section 14 and the Short-Swing Profit Rules of Section 16.

The Company has made application for a listing on the American Stock Exchange but has not received approval at this time. Such a listing is dependent upon the Company’s 20-F Registration Statement being declared effective as well as the Company meeting all the necessary listing requirements of the Exchange, including minimum Shareholders’ Equity and Market Capitalization valuations.

LEGAL PROCEEDINGS

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Item 10.  Additional Information

Share Capital

The Company has financed its operations through the issuance of common shares through private placement, the exercise of warrants issued in the private placements, and the exercise of stock options. The changes in the Company’s share capital during the last 3 fiscal years are as follows:

During Fiscal 2005, the Company completed 5 private placements. Under the first, the Company issued 300,000 units at a price of $3.85 per unit for proceeds of $1,155,000. Each unit consisted of one common share and common share purchase warrant, with each warrant exercisable into one common share at a price of $4.30 until February 5, 2006. Under the second private placement, the Company issued 23,000 units at a price of $4.00 per unit for proceeds of $92,000. Each unit consists of one common share and one common share purchase warrant, with each warrant exercisable at a price of $4.50 until February 27, 2006. Under the third, the Company issued 115,000 units at a price of $4.00 per unit for proceeds of $460,000. Each unit consists of one common share and one common share purchase warrant exercisable at a price of $4.05 until July 9, 2006. Under the fourth, the Company issued 82,500 units at a price of $4.00 per unit for proceeds of $330,000. Each unit consisted of one common share and one common share purchase warrant exercisable at a price of $4.25 until October 12, 2006. Under the fifth, the Company issued 77,030 units at a price of $4.15 per unit for proceeds of $319,674.50. Each unit consisted of one common share and one common share purchase warrant exercisable at a price of $4.15 until January 7, 2007. Of the units issued in the fifth placement, 6,030 of the units were flow-through units and the common share was a flow-through common share.

During Fiscal 2004, the Company completed one private placement. On May 8, 2003, the Company completed the private placement of 127,186 units at a price of $4.00 per unit for proceeds of $508,744. Each unit consists of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $4.00 per share until June 26, 2005.

During Fiscal 2003, the Company completed several private placements. On February 13, 2002, the Company sold 95,000 Units at a price of $4.00 per unit for gross proceeds of $380,000. Each unit consists of one common share and one common share purchase warrant exercisable until April 19, 2004 at a price of $4.00. On May 23, 2002, the Company completed the sale of 137,500 Units at a price of $4.00 per unit for gross proceeds of $550,000. Each unit consists of one common share and one common share purchase warrant exercisable until May 23, 2004 at a price of $4.00. On July 30, 2002, the Company completed the sale of 80,500 Units at a price of $5.25 per unit for gross proceeds of $422,625. Each unit consists of one common share and one common share purchase warrant exercisable at a price of $6.00 at until July 30, 2004. On January 3, 2003, the Company completed the sale of 10,000 Units at a price of $3.75 per unit for gross proceeds of $37,500. Each unit consists of one common share and one common share purchase warrant exercisable until January 3, 2005 at a price of $4.20.

For Fiscal 2002, the Company completed two private placements of its common stock. The first was completed on February 15, 2001 and consisted of the sale of 135,000 Units at a price of $3.50 per unit for gross proceeds of $472,500. Each unit consisted of one common share and one common stock purchase warrant exercisable at a price of $4.00 per share until February 15, 2003. The second private placement was completed on December 6, 2002 and consisted on the sale of 105,000 Units at a price of $3.00 per unit for gross proceeds of $315,000. Each unit consisted on one common share and one common share purchase warrant exercisable at a price of $3.50 until December 6, 2002.

Flow-Through Shares

The Company has historically funded a portion of its mineral exploration activities within Canada through the issuance of Flow-Through Common Shares. Section 66 of the Income Tax Act of Canada allows for investment tax credits, at a rate of 15%, applicable to certain mining exploration expenses in Canada pursuant to a Flow-through share issuance agreement. Common shares of exploration companies which are issued under the program are known as “Flow-Through” shares as the Company making the qualified expenditures  flow-through such tax credits received to the purchasers of these specific common shares. A Flow-through share investor could apply this tax credit to reduce his or her Canadian Federal income tax payable. In order to apply for the credits, the flow-through shareholder must be resident in Canada and subject to Canada Federal Income Tax for the taxation year in which the credit is being claimed.

The mining exploration expenses that qualify for the investment tax credit under the Flow-through program must be incurred in the scope of mining exploration activities conducted from or above the ground surface in order to determine the existence or location of mineral materials. These minerals include the deposit of common metals or the deposit of minerals for which the Minister of Natural Resources has stated that the principal mineral extract is an industrial mineral contained in a non-stratified deposit. The mining exploration activities that qualify include expenses incurred in order to determine the existence, location, extent, or quality of a mineral resource in Canada, including the prospector costs, the geological, geophysical or geochemical study costs, the costs of steelhead or diamond drilling, by hammering or other methods, and the costs of digging trenches. It is not intended for expenses related to existing mines.

Shares Not Representing Capital

-No Disclosure Necessary-

Shares Held By Company

-No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

Under a Stock Option Plan approved by disinterested shareholders at the Company’s Annual General Meeting held on July 16, 2004, the Company may issue Stock options for up to 20% of the common shares outstanding at the time of the grant. These options may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares.  Eligible persons include any director, officer, employee, consultant, or management company employee of the Company or any affiliate of the Company designated by the directors under the plan. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise prices for stock options are determined in accordance with TSX Venture Exchange guidelines and reflect the closing price of the Registrant's common shares immediately preceding the day on which the Directors grant the stock options and the maximum term of each stock option does not exceed five years from the date of grant.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of 6/28/2005, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

                                                                           Number of

                                                                    Shares of                     CDN$

                                                                    Common                       Exer.              Expiration

Name                                                              Stock                         Price                   Date

Gregory Anderson, President, CEO and Director	125,000 75,000	$5.00 $3.87	July 2, 2007 October 13, 2009

Michael Mews Corporate Secretary, CFO and Director	10,000	$3.87	October 13, 2009

John Plourde, Director	135,000 105,000	$5.00 $3.87	July 2, 2007 October 13, 2009
William Deeks, Director	50,000	$3.87	October 13, 2009
Mark Gulbrandson, Director	None	N/A	N/A

Erik Tornquist, Director	None	N/A	N/A

William Webster, Director	None	N/A	N/A

Total Officers and Directors (7 persons)	500,000
Total Employees and Consultants (4 persons)	100,000
Total Officers/Directors/Employees and Former Officers/Directors/Employees And Consultants	1,135,000

Resolutions/Authorization/Approvals

-No Disclosure Necessary-

Memorandum and Articles of Association

The Company was originally incorporated under the Company Act of British Columbia on February 18, 1983. Due to changes to provincial laws, the Company was required to adopt new Articles of Incorporation under the new British Columbia Corporations Act. At the Annual General Meeting of Shareholders held on July 16, 2004, the Company adopted amended Articles of Incorporation under the B.C. Corporations Act (the “Act”).

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under the Company’s articles and bylaws a director is not allowed to vote on any transaction or contract with the Company in which has a disclosable interest unless all directors have a disclosable interest in that transaction.

Part 16 of the Company’s bylaws address the duties of the directors, including the borrowing powers. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders, or as governed by the Act.

There are no age limit requirements pertaining to the retirement or non-retirement of directors.

A director need not be a shareholder of the Company.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

The Company may by special resolution, create, define, and attach special rights or restrictions on any shares and by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles to vary or abrogate any special rights and restrictions attached to any shares, but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each affected class consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by a majority of three-fourths of the rest of such shares..

An annual general meeting shall be held once every calendar year at such time (not being more than 13 months after holding the last preceding annual meeting) and place as may be determined by the Directors. The Directors may, as they see fit, to convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

Material Contracts

The Company considers the following as material contracts, which have been entered into by the Company which are currently in effect:

1.

Option Agreement for Hearne Hill and Morrison between Booker Gold (now Pacific Booker Minerals) and Noranda Mining and Exploration dated October 22, 1997.

2.

Agreement between the Company and Lorne Spence dated December 5, 1992.

3.

Agreement between the Company and KCC 167 Holdings Ltd. dated July 4, 1995.

4.

Agreement between the Company and Windbourne International Capita Management Ltd. dated June 15, 1995.

5.

Agreement between the Company and John Paul Stevenson dated November 23, 1998.

6.

Agreement between the Company, Lorne Spence, Jacquie Bland and David Chapman dated January 28, 1999.

7.

Agreement between the Company and Rolland Joseph Menard dated July 9, 2001.

8.

Agreement between the Company and Noranda Incorporate on the Morrison Property dated April 19, 2004.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

AFFECTING SECURITY HOLDERS

Except as discussed in ITEM #9, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

TAXATION

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the

Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S.

Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Statement by Experts

The Company’s auditors for its financial statements as at January 31, 2005 and 2004 and for the years ended January 31, 2005, 2004 and 2003 was Davidson & Company LLP, Chartered Accountants. Their audit report is included with the related financial statements in this Registration Statement with their consent filed as an exhibit.

Documents on Display

All documents incorporated and referred by reference in this 20-F Registration Statement may be viewed at the Company’s Executive Office located at #1702 – 1166 Alberni Street, Vancouver, British Columbia.

Item 11.  Disclosures about Market Risk

The company’s mineral properties are all currently at the exploration stage and the Company’s operations are limited to exploring those properties. Therefore, Pacific Booker’s market risks are minimal.

Competitive Environment

The Company competes with other mining companies for exploration properties, joint venture agreements and for the acquisition of attractive gold companies.  There is a risk that this competition could increase the difficulty of concluding a negotiation on terms that the Company considers acceptable.

Item 12.  Description of Other Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Not Applicable

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

Not Applicable

Item 16B.  Code of Ethics

Not Applicable

Item 16C.  Principal Accountant Fees and Services

Not Applicable

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 16 to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Davidson & Company LLP, Chartered Accountant, is included herein immediately preceding the financial statements.

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Davidson & Company LLP, Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Independent Auditors Report, dated May 10, 2005

Balance Sheets at January 31, 2005 and 2004

Statements of Operations for the years ended January 31, 2005, 2004, and 2003.

Statements of Shareholders’ Equity for the years ended January 31, 2005, 2004, and 2003.

Statements of Cash Flows for the years ended January 31, 2005, 2004, and 2003.

Notes to Financial Statements

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS (cont.)

(B)  Index to Exhibits:

Page Number

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts

1.

Option Agreement for Hearne Hill and Morrison between Booker Gold (now Pacific Booker Minerals) and Noranda Mining and Exploration dated October 22, 1997.

2.

Agreement between the Company and Lorne Spence dated December 5, 1992.

3.

Agreement between the Company and KCC 167 Holdings Ltd. dated July 4, 1995.

4.

Agreement between the Company and Windbourne International Capital Management Ltd. dated June 15, 1995.

5.

Agreement between the Company and John Paul Stevenson dated November 23, 1998.

6.

Agreement between the Company, Lorne Spence, Jacquie Bland and David Chapman dated January 28, 1999.

7.

Agreement between the Company and Rolland Joseph Menard dated July 9, 2001.

8.

Agreement between the Company and Noranda Inc. dated April 19, 2004.

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10.Other documents

       Information Circular and Proxy Material for the Annual & Extraordinary General Meeting Scheduled held on June 24, 2005

Copy of Stock Option Plan

Charter of the Nominating and Corporate Governance Committee

Charter of the Audit and Finance Committee

Copy of the Corporate Disclosure Control System

       Consent of Davidson & Company, Independent Auditor, dated July 13, 2005

PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 200 5

DAVIDSON & COMPANY LLP           Chartered Accountants    A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Pacific Booker Minerals Inc.

We have audited the balance sheets of Pacific Booker Minerals Inc. as at January 31, 2005 and January 31, 2004 and the statements of operations, shareholders' equity and cash flows for the years ended January 31, 2005, 2004 and 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2005 and January 31, 2004 and the results of its operations and cash flows for the years ended January 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

May 10, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated May 10, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

May 10, 2005

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

PACIFIC BOOKER MINERALS INC.

BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JANUARY 31

	2005	2004

ASSETS

Current
Cash and cash equivalents	$ 443,754	$ 20,428
Receivables	107,731	288,108
Exploration advances	225,000	291,044
Prepaids and deposits	5,543	27,074

Total current assets	782,028	626,654

Mineral property interests (Note 3)	5,698,500	1,336,000

Deferred exploration costs (Note 4)	12,373,828	11,589,735

Property and equipment (Note 5)	18,223	25,063

Reclamation deposits	72,500	72,500

Total assets	$ 18,945,079	$ 13,649,952

- Continued -

PACIFIC BOOKER MINERALS INC.

BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JANUARY 31

	2005	2004

Continued…

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 222,249	$ 326,058
Amounts owing to related parties (Note 6)	15,953	133,134
Obligations under capital leases	-	588
Current portion of long term liabilities	1,000,000	-

Total current liabilities	1,238,202	459,780

Long term liabilities (Note 7)	1,500,000	-

Total liabilities	2,738,202	459,780

Shareholders' equity
Capital stock (Note 8)
Authorized:
100,000,000 common shares without par value
Issued and outstanding
6,008,789 common shares (2004 – 5,144,259)	20,274,104	16,866,929
Share subscriptions received in advance (Note 15)	574,775	275,400
Contributed surplus (Note 8)	212,914	-
Deficit	(4,854,916)	(3,952,157)

Total shareholders’ equity	16,206,877	13,190,172

Total liabilities and shareholders’ equity	$ 18,945,079	$ 13,649,952

Nature and continuance of operations (Note 1)

Commitment (Note 13)

Subsequent event (Note 15)

On behalf of the Board:

“J. Paul Stevenson”	Director	“Perry Munton”	Director

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2005	2004	2003

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	$ 3,869	$ 4,405	$ 5,128
Consulting fees	6,030	-	24,287
Consulting fees – related party (Note 9)	45,200	14,000	14,400
Filing and transfer agent fees	43,188	19,886	17,630
Foreign exchange loss (gain)	(50,026)	21,626	7,434
Investor relations fees	34,823	33,051	135,939
Investor relations – related party (Note 9)	78,000	78,000	78,000
Office and miscellaneous	37,110	29,103	24,044
Office rent	57,458	53,582	44,212
Professional fees (Note 9)	117,506	79,293	55,268
Shareholder information and promotion	21,137	12,936	13,839
Stock-based compensation (Note 8)	212,914	-	-
Telephone	12,269	11,339	12,910
Travel	50,526	43,191	29,287
Write-off of accounts payable	(31,322)	-	-
Write-off of exploration advances	20,044	-	-
Overhead expenses charged to exploration (Note 4)	-	(81,787)	(157,128)

Loss before other items	(658,726)	(318,625)	(305,250)

OTHER ITEMS
Interest income	5,967	2,119	2,930
Write-off of mineral property interests (Note 3)	(250,000)	(10,735)	-

Total other items	(244,033)	(8,616)	2,930

Loss for the year	$ (902,759)	$ (327,241)	$ (302,320)

Basic and diluted loss per common share	$ (0.16)	$ (0.06)	$ (0.06)

Weighted average number of common shares outstanding	5,714,090	5,087,736	4,694,593

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENT OF SHAREHOLDERS’ EQUITY

(Expressed in Canadian Dollars)

	Number of Shares	Price	Amount	Share Subscriptions Received in Advance	Contributed Surplus	Deficit	Total

Balance, January 31, 2002	4,317,567		$ 13,935,270	$ -	$ -	$ (3,322,596)	$ 10,612,674
Private placements	323,000	4.30	1,390,125	-	-	-	1,390,125
Exercise of stock options	112,562	1.19	133,790	-	-	-	133,790
Exercise of warrants	197,000	3.10	611,000	-	-	-	611,000
Mineral property interests	20,000	3.90	78,000	-	-	-	78,000
Loss for the year	-		-	-	-	(302,320)	(302,320)

Balance, January 31, 2003	4,970,129		16,148,185	-	-	(3,624,916)	12,523,269
Private placement	127,186	4.00	508,744	-	-	-	508,744
Exercise of warrants	2,500	4.00	10,000	-	-	-	10,000
Settlement of accounts payable	44,444	4.50	200,000	-	-	-	200,000
Share subscriptions received	-		-	275,400	-	-	275,400
Loss for the year	-		-	-	-	(327,241)	(327,241)

Balance, January 31, 2004	5,144,259		16,866,929	275,400	-	(3,952,157)	13,190,172
Private placements	597,530	3.94	2,356,675	(275,400)	-	-	2,081,275
Exercise of stock options	15,000	2.00	30,000	-	-	-	30,000
Exercise of warrants	2,000	4.00	8,000	-	-	-	8,000
Mineral property interests	250,000	4.05	1,012,500	-	-	-	1,012,500
Share subscriptions received	-		-	574,775	-	-	574,775
Stock-based compensation	-		-	-	212,914	-	212,914
Loss for the year	-		-	-	-	(902,759)	(902,759)

Balance, January 31, 2005	6,008,789		$ 20,274,104	$ 574,775	$ 212,914	$ (4,854,916)	$ 16,206,877

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (902,759)	$ (327,241)	$ (302,320)
Items not affecting cash:
Amortization	3,869	4,405	5,128
Stock-based compensation	212,914	-	-
Write-off of accounts payable	(31,322)	-	-
Write-off of exploration advances	20,044	-	-
Write-off of mineral property interests and deferred exploration costs	250,000	10,735	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	180,377	145,324	(106,390)
(Increase) decrease in prepaids and deposits	21,531	23,354	(45,598)
Increase (decrease) in accounts payable and accrued liabilities	(172,487)	111,141	(333,333)
Increase (decrease) in amounts owing to related parties	(80,481)	72,446	(70,084)

Net cash provided by (used in) operating activities	(498,314)	40,164	(852,597)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock	2,119,275	518,744	2,134,915
Share subscriptions received in advance	574,775	275,400	-
Due to related parties	(36,700)	36,700	-
Obligations under capital leases	(588)	(2,433)	(2,691)

Net cash provided by financing activities	2,656,762	828,411	2,132,224

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and deferred exploration costs (net of recovery)	(1,760,122)	(896,558)	(1,228,667)
Restricted cash	-	37,500	(37,500)
Exploration advances	25,000	(1,917)	(2,538)
Purchase of property and equipment	-	(4,439)	(13,681)

Net cash used in investing activities	(1,735,122)	(865,414)	(1,282,386)

Change in cash and cash equivalents during the year	423,326	3,161	(2,759)

Cash and cash equivalents, beginning of year	20,428	17,267	20,026

Cash and cash equivalents, end of year	$ 443,754	$ 20,428	$ 17,267

Cash paid for interest	$ 618	$ 271	$ 726
Cash paid for income taxes	-	-	-

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these financial statements

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia and its principal business activity is the exploration of its mineral property interests, with its principal mineral property interests located in Canada.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its mineral property interests.  The ability of the Company to realize the costs it has incurred to date on these mineral property interests is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs.  In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

	2005	2004

Working capital/(deficiency)	$ (456,174)	$ 166,874
Deficit	(4,854,916)	(3,952,157)

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The significant accounting policies adopted by the Company are as follows:

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year.  Actual results could differ from these estimates.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in the statement of operations.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and highly liquid investments with original maturities of three months or less.

Allowance for receivables

The Company establishes an allowance for receivables on a specific account basis.  No allowance for receivables was recorded by the Company as at January 31, 2005 and 2004.

Mineral property interests and deferred exploration costs

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost.  The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost.  All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment.  If a mineral property interest is abandoned, the mineral property interest and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest.  Management’s determination for impairment is based on: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work.  As at January 31, 2005 and 2004, management believes that no impairment relating to the mineral property interests and deferred exploration costs was required.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the value of share consideration issued for mineral property interest acquisitions and exploration costs incurred.  The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Cost recoveries consist of mining tax credits from the Province of British Columbia.  Claims for tax credits are accrued upon the Company attaining reasonable assurance of collection from Canada Revenue Agency and from the Province of British Columbia.  As at January 31, 2005 and 2004, cost recoveries related solely to the Morrison claims and are recorded as a cost recovery of deferred exploration costs.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Mineral property interests and deferred exploration costs (cont'd…)

Canadian GAAP Conflict in Accounting for Mineral Property Interests and Deferred Exploration Costs

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline No. 11 “Enterprises in the Development Stage” (“AcG 11”).  AcG 11 addresses three distinct issues: i) the capitalization of costs/expenditures; ii) impairment; and iii) disclosure.  Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP.  AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise.  In addition, AcG 11 requires specific disclosure of information by development stage companies  and is effective no later than fiscal periods beginning on or after April 1, 2000, which in the case of the Company, is the year ended January 31, 2002.

In March 2002, the Emerging Issues Committee (“EIC”) of the CICA issued EIC-126 “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs.  EIC-126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment” (“HB 3061”), paragraph .21, which states that for a mineral property interest, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the mineral property interest, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.  EIC-126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG 11 regarding impairment in determining whether exploration costs may be initially capitalized.  With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired.  However, such an enterprise should consider the conditions set forth in AcG 11 and HB 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mineral property interests is required.

As disclosed above, the Company considers that its mineral property interests and deferred exploration costs have the characteristics of property, plant and equipment, and, accordingly, the Company has chosen to classify its mineral property interests and deferred exploration costs as tangible assets in accordance with its interpretation of Canadian GAAP.

Although the Company believes its accounting policy is appropriate and consistent with Canadian GAAP, there was an alternative interpretation of Canadian GAAP that would consider them to be intangible assets as a result of the issuance of CICA Handbook Section 1581 “Business Combinations” (“HB 1581”) and CICA Handbook Section 3062 “Goodwill and Other Intangible Assets” (“HB 3062”).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Mineral property interests and deferred exploration costs (cont'd…)

Canadian GAAP Conflict in Accounting for Mineral Property Interests and Deferred Exploration Costs (cont’d...)

This alternative interpretation under HB 1581 and HB 3062 would provide for the capitalization of a contract based mining asset as an intangible asset at its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.  For exploration stage mineral property interests and deferred exploration costs such as those owned by the Company, the excess of the carrying value over the residual value of the intangible assets would be amortized on a straight-line basis over the period in which the Company expected to complete its exploration process or convert, develop or further explore the underlying properties.  For the Company, a reasonable estimate of this amortization period would be 13 years.

In September 2004, the CICA amended the guidance in HB 3062 to remove the example of mineral rights as this reference may have implied that mineral rights are necessarily an intangible asset.  This amendment confirmed the Company’s current method of accounting for mineral property interests.  Unless such alternative guidance is provided, the Company expects to continue accounting for these assets as tangible assets.

Cost of maintaining mineral property interests

The Company does not accrue the estimated future costs of maintaining its mineral property interests in good standing.

Asset retirement obligation

CICA Handbook Section 3110 “Asset Retirement Obligations” (“Section 3110”) is effective for years beginning on or after January 1, 2004.  Section 3110 requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset.  A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset.  The Company has determined that there are no asset retirement obligations at January 31, 2005.

Property and equipment

Property and equipment are recorded at cost.  The Company provides for amortization annually as follows:

Automobile	30% declining balance
Computer equipment	30% declining balance
Office furniture and equipment	20% declining balance
Trailers	30% declining balance

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Stock-based compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange (“TSX-V”).  Effective February 1, 2002, the Company adopted the CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“Section 3870”) which recommended a fair value-based methodology for measuring compensation costs.  Section 3870 also permitted, and the Company adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.  The granting of stock options to non-employees and direct awards of stock to employees and non-employees is accounted for using the fair value method of accounting.

During the year ended January 31, 2004, the Company adopted, on a prospective basis, the fair value-based method of accounting for all stock-based compensation.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  The weighted average number of common shares outstanding for the year ended January 31, 2005 do not include the 974,716 (2004 – 447,686; 2003 – 458,000) warrants outstanding and the 1,135,000 (2004 – 474,000; 2003 – 474,000) stock options outstanding.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Future income taxes

Future income taxes are recorded using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation.  To the extent that the future tax liabilities created by the renunciation exceed the future tax assets available, the Company records a reduction in capital stock for the estimated tax benefits transferred to shareholders.

Effective March 19, 2004, the Company adopted Emerging Issues Committee 146 “Flow-Through Shares” that dictates the accounting treatment on renunciation of the tax deductibility of the qualifying expenditures that give rise to taxable temporary differences.  The change in accounting policy was applied prospectively.  When the Company renounces flow-through expenditures, a portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will be recognized as a recovery of future income taxes in the statement of operations.

3.

MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims.  The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its interests are in good standing.  The mineral property interests in which the Company has committed to earn an interest are located in Canada.

2005	Hearne Hill claims, Canada	Morrison claims, Canada	Copper claims, Canada	CUB claims, Canada	Bingo claims, Argentina	Total

Balance, beginning of year	$ 946,000	$ 140,000	$ 130,000	$ 120,000	$ -	$ 1,336,000

Additions
Royalty payment	100,000	1,000,000	-	-	-	1,100,000
Long term liabilities	-	2,500,000	-	-	-	2,500,000
Capital stock issued	-	1,012,500	-	-	-	1,012,500

	100,000	4,512,500	-	-	-	4,612,500

Write-offs	-	-	(130,000)	(120,000)	-	(250,000)

Balance, end of year	$ 1,046,000	$ 4,652,500	$ -	$ -	$ -	$ 5,698,500

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

3.

MINERAL PROPERTY INTERESTS (cont'd…)

2004	Hearne Hill claims, Canada	Morrison claims, Canada	Copper claims, Canada	CUB claims, Canada	Bingo claims, Argentina	Total

Balance, beginning of year	$ 846,000	$ 140,000	$ 130,000	$ 120,000	$ 10,000	$ 1,246,000

Additions
Royalty payment	100,000	-	-	-	-	100,000

	100,000	-	-	-	-	100,000

Write-offs	-	-	-	-	(10,000)	(10,000)

Balance, end of year	$ 946,000	$ 140,000	$ 130,000	$ 120,000	$ -	$ 1,336,000

Hearne Hill claims

The Company holds a 100% interest in the Hearne Hill claims located in the Omineca District of the Province of British Columbia (“B.C.”).   The Company is required to pay advance royalty payments of $100,000 per annum. The royalty payments may offset any net smelter royalty obligations.  The optionor retains a 4% net smelter returns ("NSR") royalty which may be acquired by the Company for a cash payment of $2,000,000.

The Company has met its requirements to maintain its registered interest in the mineral claims with the Province of B.C. until 2007 and there are no other payments required until that year.

Morrison claims

During the year ended January 31, 1998, the Company signed a letter of agreement with Noranda Mining and Exploration Inc. ("Noranda") pertaining to an option agreement for the Morrison claims adjacent to the Company’s 100% interest in the Hearne Hill claims in the Omineca District of B.C.

Under the terms of the agreement, the Company may earn a 50% interest in the Morrison claims by incurring exploration costs of $2,600,000 over a period of five years and delivering a bankable feasibility study.  As part of the exploration costs, it was agreed that the Company could charge 15% of eligible exploration costs incurred each year as an overhead fee.  To date the Company has complied with the terms of the agreement in regards to exploration costs, and is now in the process of complying with the delivery of a bankable feasibility study.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

3.

MINERAL PROPERTY INTERESTS (cont’d...)

Morrison claims (cont’d...)

On April 19, 2004, the Company and Noranda amended the original agreement whereby Noranda agreed to sell its remaining 50% interest to the Company such that the Company would have a 100% interest in the Morrison claims.  In order to obtain the remaining 50% interest, the Company agreed to:

i)

on or before June 19, 2004, pay $1,000,000 to Noranda (paid), issue 250,000 common shares to Noranda (issued) and issue 250,000 share purchase warrants to Noranda exercisable at $4.05 per share until June 5, 2006 (issued);

ii)

pay $1,000,000 to Noranda on or before October 19, 2005 (accrued);

iii)

pay $1,500,000 to Noranda on or before April 19, 2007 (accrued); and

iv)

issue to Noranda 250,000 common shares on or before commencement of commercial production.

In the event the trading price of the Company’s common shares is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

The Company accrued the amounts per items ii) and iii) above as the agreement with Noranda stipulates that to ensure that Noranda will receive full payment for the mineral claims, the Company has agreed to execute a re-transfer of its 100% interest to Noranda if the Company fails to comply with the terms of the agreement.  This transfer is held by a mutually acceptable third party.

The Company has also acquired a 100% interest in certain mineral claims adjacent to the Morrison, subject to 1.5% NSR royalty.

The Company has met its requirements to maintain its registered interest in the mineral claims with the Province of B.C. until 2007 and there are no other payments required until that year.

On January 7, 2005, the Company signed an agreement to acquire an option for a 100% interest in additional claims in the Omineca District of B.C.  As consideration, the Company agreed to issue 45,000 common shares (issued subsequent to year end).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

3.

MINERAL PROPERTY INTERESTS (cont’d...)

Copper claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Hearne Hill and Morrison claims.

The Company has met its requirements to maintain its registered interest in the mineral claims with the Province of B.C. until 2007 and there are no other payments required until that year.  During the year ended January 31, 2005, management decided not to continue with these claims and therefore, the amounts were written-off to operations.

CUB claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Hearne Hill and Morrison claims.

The Company has met its requirements to maintain its registered interest in the mineral claims with the Province of B.C. until 2007 and there are no other payments required until that year.  During the year ended January 31, 2005, management decided not to continue with these claims and therefore, the amounts were written-off to operations.

Bingo claims

The Company held a 100% interest in mineral claims located in the Province of San Juan in Argentina.  During the  year ended January 31, 2004, management decided not to continue with these claims and therefore the acquisition costs and deferred exploration costs were written-off.

4.

DEFERRED EXPLORATION COSTS

2005	Hearne Hill claims, Canada	Morrison claims, Canada	Bingo claims, Argentina	Total

Balance, beginning of year	$ 6,675,278	$ 4,914,457	$ -	$ 11,589,735

Deferred exploration costs
Additions
Amortization	367	2,604	-	2,971
Assays	-	175	-	175
Geological and geophysical	500	3	-	503
Staking	840	-	-	840
Sub-contracts and labour	24,598	35,289	-	59,887
Sub-contracts and labour-related parties	1,600	1,400	-	3,000
Supplies and camp	-	18,357	-	18,357
Travel	38	7,146	-	7,184

- Continued -

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

4.

DEFERRED EXPLORATION COSTS (cont’d…)

2005		Hearne Hill claims, Canada	Morrison claims, Canada	Bingo claims, Argentina	Total
Continued…

Community consultation
Geological and geophysical	-	106	-	106
Promotion and education	-	448	-	448
Sub-contracts and labour	-	19,350	-	19,350
Sub-contracts and labour-related parties	-	33,600	-	33,600
Supplies and general	-	648	-	648
Travel	-	3,477	-	3,477
Environmental
Assays	-	28,526	-	28,526
Geological and geophysical	-	138,247	-	138,247
Sub-contracts and labour	-	55,156	-	55,156
Sub-contracts and labour-related parties	-	10,000	-	10,000
Supplies and general	-	41,381	-	41,381
Travel	-	8,972	-	8,972
Geotechnical and hydrological
Assays		-	5,030	-	5,030
Geological and geophysical		-	16,686	-	16,686
Sub-contracts and labour		-	21,603	-	21,603
Sub-contracts and labour-related parties		-	200	-	200
Supplies and general		-	14,242	-	14,242
Travel		-	1,845	-	1,845
Scoping/Feasibility study
Geological and geophysical		-	226,598	-	226,598
Sub-contracts and labour		-	19,353	-	19,353
Sub-contracts and labour-related parties		-	44,600	-	44,600
Supplies and general		-	2,912	-	2,912
Travel		-	3,282	-	3,282

		27,943	761,236	-	789,179
Costs recovered		-	(5,086)	-	(5,086)

Total deferred exploration costs for the year		27,943	756,150	-	784,093

Balance, end of year		$ 6,703,221	$ 5,670,607	$ -	$ 12,373,828

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

4.

DEFERRED EXPLORATION COSTS (cont’d…)

2004		Hearne Hill claims, Canada	Morrison claims, Canada	Bingo claims, Argentina	Total

Balance, beginning of year	$ 6,661,995	$ 4,023,020	$ 735	$ 10,685,750

Deferred exploration costs
Additions
Amortization	525	3,720	-	4,245
Assays	670	27,666	-	28,336
Drilling	-	206,019	-	206,019
General and administrative	-	81,787	-	81,787
Geological and geophysical	150	15,017	-	15,167
Staking	8,400	1,580	-	9,980
Sub-contracts and labour	3,538	192,841	-	196,379
Sub-contracts and labour-related parties	-	12,800	-	12,800
Supplies and camp	-	106,409	-	106,409
Travel	-	15,410	-	15,410
Community consultation
Geological and geophysical	-	856	-	856
Promotion and education	-	529	-	529
Sub-contracts and labour	-	21,641	-	21,641
Sub-contracts and labour-related parties	-	34,800	-	34,800
Supplies and general	-	1,289	-	1,289
Travel	-	7,360	-	7,360
Environmental
Assays	-	875	-	875
Geological and geophysical	-	11,300	-	11,300
Sub-contracts and labour	-	5,134	-	5,134
Sub-contracts and labour-related parties	-	6,800	-	6,800
Supplies and general	-	1,926	-	1,926
Travel	-	781	-	781
Geotechnical and hydrological
Geological and geophysical		-	10,116	-	10,116
Sub-contracts and labour		-	20,560	-	20,560
Supplies and general		-	2,480	-	2,480
Travel		-	654	-	654
Marketing factors
Sub-contracts and labour		-	7,500	-	7,500
Metallurgical
Sub-contracts and labour		-	200	-	200
Scoping/Feasibility study
Assays		-	1,516	-	1,516
Geological and geophysical		-	45,592	-	45,592
Promotion and education		-	408	-	408
Sub-contracts and labour		-	62,803	-	62,803
Sub-contracts and labour-related parties		-	60,800	-	60,800
Supplies and general		-	14,516	-	14,516
Travel		-	7,752	-	7,752

		13,283	991,437	-	1,004,720
Write-off		-	-	(735)	(735)
Costs recovered		-	(100,000)	-	(100,000)

Total deferred exploration costs for the year		13,283	891,437	(735)	903,985

Balance, end of year		$ 6,675,278	$ 4,914,457	$ -	$ 11,589,735

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

5.

PROPERTY AND EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value

January 31, 2005
Trailers	$ 25,000	$ 24,142	$ 858
Automobile	24,681	18,606	6,075
Office furniture and equipment	32,573	27,143	5,430
Computer equipment	21,501	15,641	5,860

	$ 103,755	$ 85,532	$ 18,223

	Cost	Accumulated Amortization	Net Book Value

January 31, 2004
Trailers	$ 25,000	$ 23,775	$ 1,225
Automobile	24,681	16,002	8,679
Office furniture and equipment	36,208	26,331	9,877
Computer equipment under capital lease	17,866	12,584	5,282

	$ 103,755	$ 78,692	$ 25,063

6.

AMOUNTS OWING TO RELATED PARTIES

Amounts owing to related parties consists of services rendered of $15,953 (2004 - $96,434) and cash advanced of $Nil (2004 - $36,700).  These amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

7.

LONG TERM LIABILITIES

	2005	2004

Due to Noranda (Note 3), non-interest bearing, secured by title to related mineral property interest and payable in the following installments: $1,000,000 by October 19, 2005 and $1,500,000 by April 19, 2007.	$ 2,500,000	$ -

Current portion of long term liabilities	(1,000,000)	-

Long term liabilities	$ 1,500,000	$ -

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

8.

CAPITAL STOCK

Stock options

During the fiscal year ended January 31, 2004, the Company adopted a fixed stock option plan whereby the Company can reserve approximately 20% of its outstanding shares for issuance to officers and directors, employees and consultants.  Under the plan, the exercise price of each option equals the market price of the Company’s stock as calculated on the date of grant.  These options can be granted for a maximum term of 5 years, and are subject to a vesting provision whereby 12.5% are exercisable on the date of the grant and 12.5% become exercisable every three months thereafter.  All options will be vested after twenty one months.

Stock option transactions are summarized as follows:

	2005		2004		2003
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	474,000	$ 4.91	474,000	$ 4.91	127,562	$ 1.28
Granted	676,000	3.87	-	-	459,000	5.00
Exercised	(15,000)	2.00	-	-	(112,562)	1.19

Outstanding, end of year	1,135,000	$ 4.33	474,000	$ 4.91	474,000	$ 4.91

Options exercisable, end of year	628,000	$ 4.69	474,000	$ 4.91	474,000	$ 4.91

Weighted average fair value of options granted	-	$ 1.26	-	$ -	-	$ 1.71

The following stock options were outstanding at January 31, 2005:

Number of Shares	Exercise Price	Expiry Date

459,000	$ 5.00	July 2, 2007
676,000	3.87	October 13, 2009

Stock-based compensation

Total stock-based compensation for the fair value of stock options granted during the year ended January 31, 2005 was $851,657 (2004  – $Nil; 2003 – $Nil).  The stock-based compensation will be recognized over their vesting period.

Total stock-based compensation recognized during the year ended January 31, 2005 was $212,914 (2004 – $Nil; 2003 – $Nil) which has been recorded in the statements of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders' equity.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

8.

CAPITAL STOCK (cont’d…)

Stock-based compensation (cont’d…)

During the year ended January 31, 2003, the Company used the intrinsic value method to calculate stock-based compensation.  Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option pricing model, additional compensation expense would have been recorded in the statement of operations, with pro-forma results as presented below.

Loss as reported	$ (302,320)
Compensation expense under Section 3870	(785,431)

Pro-forma loss	$ (1,087,751)

Pro-forma basic and diluted loss per common share	$ (0.23)

The following assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2005	2004	2003

Risk-free interest rate	3.21%	-	3.82%
Expected life of options	2 years	-	2 years
Annualized volatility	40.21%	-	65%
Dividends	0.00%	-	0.00%

Warrants

Warrant transactions are summarized as follows:

	2005	2004	2003

Balance, beginning of year	447,686	458,000	491,000
Issued	847,530	127,186	323,000
Exercised	(2,000)	(2,500)	(197,000)
Expired	(318,500)	(135,000)	(159,000)

Balance, end of year	974,716	447,686	458,000

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

8.

CAPITAL STOCK (cont’d…)

Warrants (cont’d…)

The following share purchase warrants were outstanding and exercisable at January 31, 2005:

Number of Warrants	Exercise Price	Expiry Date

127,186	$ 4.00	June 26, 2005
300,000	4.30	February 27, 2006
23,000	4.50	April 22, 2006
250,000	4.05	June 5, 2006
115,000	4.05	July 9, 2006
82,500	4.25	October 12, 2006
77,030	4.15	January 7, 2007

9.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a)

Paid $48,800 (2004 - $64,000; 2003 - $63,600) to a director for consulting services which have been capitalized to subcontracts on the Morrison claims and paid $30,000 (2004 - $14,000; 2003 - $14,400) to the same director for general consulting services.

b)

Paid $78,000 (2004 - $78,000; 2003 - $78,000) to a director for investor relations activities.

c)

Paid $42,600 (2004 - $51,200; 2003 - $48,400) to a company controlled by a common director for engineering consulting which was capitalized to subcontracts on the Morrison and Hearne Hill claims and paid $15,200 (2004 - $Nil; 2003 - $Nil) to the same director for general consulting services.

d)

Issued Nil (2004 - Nil; 2003 - 102,562) common shares for a total cash consideration of $Nil (2004 - $Nil; 2003 - $107,690) pursuant to the exercise of directors’ stock options.

e)

Paid $22,050 (2004 - $4,380; 2003 - $4,380) to an accounting firm in which a partner is a director of the Company for professional fees.

f)

Recognized stock-based compensation of $167,244 (2004 - $Nil; 2003 - $Nil) to directors of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties unless otherwise noted.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the year ended January 31, 2005 were as follows:

a) The Company issued 250,000 common shares, in respect of the Company’s Morrison property agreement, at a value of $1,012,500.

b)

The Company recorded $2,500,000 of acquisition costs as mineral property interests with a corresponding amount recorded as long term liabilities.

c)

The Company recorded $100,000 of royalty payments as mineral property interests with a corresponding amount recorded as accounts payable.

d)

 The Company expended exploration advances of $21,000 to deferred exploration costs.

e)

The Company recorded $2,971 of amortization expense on property and equipment as deferred exploration costs.

The significant non-cash transactions for the year ended January 31, 2004 were as follows:

a)

The Company issued 44,444 common shares to settle $200,000 of royalty payments from prior years included in accounts payable.

b)

The Company recorded $100,000 of royalty payments as mineral property interests with a corresponding amount recorded as accounts payable.

c)

 The Company expended exploration advances of $3,917 to deferred exploration costs.

d)

The Company recorded $4,245 of amortization expense on property and equipment as deferred exploration costs.

The significant non-cash transactions for the year ended January 31, 2003 were as follows:

a)

The Company issued 20,000 common shares, in respect of the Company’s Hearne Hill property agreement, at a value of $78,000.

b)

The Company recorded $100,000 of royalty payments as mineral property interests with a corresponding amount recorded as accounts payable.

c)

 The Company expended exploration advances of $8,522 to deferred exploration costs.

d)

The Company recorded $3,132 of amortization expense on property and equipment as deferred exploration costs.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

11.

INCOME TAXES

A reconciliation of income tax recovery at statutory rates with the reported income tax recovery is as follows:

	2005	2004	2003

Loss for the year	$ (902,759)	$ (327,241)	$ (302,320)

Income tax recovery at statutory rates	$ (321,382)	$ (116,498)	$ (113,672)
Amortization	1,377	1,568	1,928
Non-deductable items	160,782	3,822	-
Unrecognized benefit of non-capital losses	159,223	111,108	111,744

Total income tax recovery	$ -	$ -	$ -

The significant components of the Company's future income tax assets and liabilities are as follows:

	2005	2004	2003

Future income tax assets:
Property and equipment	$ 29,000	$ 28,000	$ 21,192
Mineral property interests and deferred exploration costs	274,000	193,000	201,560
Non-capital losses carried forward	540,000	378,000	-

	843,000	599,000	222,752

Future income tax liability:
Deferred exploration costs renounced	(9,000)	-	(14,100)

	834,000	599,000	208,652
Valuation allowance	(834,000)	(599,000)	(208,652)

Net future income tax assets	$ -	$ -	$ -

During the year ended January 31, 2005, the Company issued 6,030 common shares on a flow-through basis for gross proceeds of $25,024 which was renounced subsequent to the year ended January 31, 2005.  The flow-through agreement requires the Company to expend $25,024 by December 31, 2005 on Canadian exploration expenditures or development expenditures incurred on the Company’s mineral property interests.

During the year ended January 31, 2003, the Company issued 10,000 common shares on a flow-through basis for gross proceeds of $37,500 which was renounced during the year ended January 31, 2004.  The flow-through agreement required the Company to expend $37,500 by December 31, 2003 on Canadian exploration expenditures incurred on the Company’s mineral property interests.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

11.

INCOME TAXES (cont’d…)

The Company has non-capital losses of approximately $1,500,000 available for deduction against future taxable income.  These losses, if not utilized will expire commencing in 2009.  Future tax benefits which may arise as a result of these non-capital losses and other tax assets have not been recognized in these financial statements and have been offset by a valuation allowance.

12.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, exploration advances, reclamation deposits, accounts payable and accrued liabilities, amounts owing to related parties and long term liabilities.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company has its cash in primarily one commercial bank with a high credit standing in Vancouver, British Columbia, Canada.

The Company’s receivables are amounts due from the Canada Revenue Agency and from the Province of British Columbia.

The Company is required from time to time to advance funds to independent contractors who perform exploration services on the mineral property interests.  These independent contractors require the Company to advance the funds as protection against any possible losses that could occur if the Company did not meet its obligations.  As the contractors perform exploration work, the exploration advances are deducted from any amounts owed to the contractor and the exploration advances are reduced accordingly with a corresponding charge to deferred exploration costs.

The Company’s reclamation deposit is secured as a term deposit with its primary bank and interest is paid on an annual basis to the Company.

13.

COMMITMENT

The Company has entered into an operating lease agreement for office premises.  The annual lease commitment under the lease is as follows:

2006	$ 51,254
2007	12,813

Total	$ 64,067

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

14.

SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at January 31, 2005 and 2004, the Company’s current mineral property interests and deferred exploration costs are all located in Canada (Notes 3 and 4).

The segments’ accounting policies are the same as those described in the summary of significant accounting policies except that expenses and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate head office in Canada.

15.

SUBSEQUENT EVENT

Subsequent to year end, the Company completed a non-brokered private placement of 228,000 units at $4.15 per unit.  Each unit is comprised of one common share and one share purchase warrant.  Each share purchase warrant will entitle the holder to purchase an additional common share at a price of $4.15 per share on or before March 11, 2007.  At January 31, 2005, the Company had received share subscriptions of $574,775 related to this non-brokered private placement.

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	2005			2004
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 782,028	$ -	$ 782,028	$ 626,654	$ -	$ 626,654
Mineral property interests	5,698,500	(5,698,500)	-	1,336,000	(1,336,000)	-
Deferred exploration costs	12,373,828	(12,373,828)	-	11,589,735	(11,589,735)	-
Property and equipment	18,223	-	18,223	25,063	-	25,063
Reclamation deposits	72,500	-	72,500	72,500	-	72,500

	$ 18,945,079	$ (18,072,328)	$ 872,751	$ 13,649,952	$(12,925,735)	$ 724,217

Current liabilities	$ 1,238,202	$ -	$ 1,238,202	$ 459,780	$ -	$ 459,780
Obligations under
capital leases	-	-	-	-	-	-
Long term liabilities	1,500,000	-	1,500,000	-	-	-
Shareholders' equity	16,206,877	(18,072,328)	(1,865,451)	13,190,172	(12,925,735)	264,437

	$ 18,945,079	$ (18,072,328)	$ 872,751	$ 13,649,952	$(12,925,735)	$ 724,217

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2005	2004	2003

Loss for the year, Canadian GAAP	$ (902,759)	$ (327,241)	$ (302,320)
Adjustments:
Mineral property interests	(4,612,500)	(90,000)	(178,000)
Deferred exploration costs	(784,093)	(903,985)	(1,240,321)
Contributed executive services	(38,500)	(39,000)	(39,000)

Loss for the year, United States GAAP	$ (6,337,852)	$ (1,360,226)	$ (1,759,641)

Basic and diluted loss per common share, United States GAAP	$ (1.11)	$ (0.27)	$ (0.37)

Weighted average number of common shares outstanding, United States GAAP	5,714,090	5,087,736	4,694,593

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2005	2004	2003

Net cash provided by (used in) operating activities,
Canadian GAAP	$ (498,314)	$ 40,164	$ (852,597)
Amortization	2,971	4,245	3,132
Mineral property interests and deferred exploration costs (net of recovery)	(1,784,093)	(904,720)	(1,240,321)
Exploration advances	46,000	2,000	5,984

Net cash used in operating activities, Unites States GAAP	(2,233,436)	(858,311)	(2,083,802)

Net cash provided by financing activities, Canadian GAAP
and Unites States GAAP	2,656,762	828,411	2,132,224

Net cash used in investing activities, Canadian GAAP	(1,735,122)	(865,414)	(1,282,386)
Mineral property interests and deferred exploration costs (net of recovery)	1,760,122	896,558	1,228,667
Exploration advances	(25,000)	1,917	2,538
Net cash provided by (used in) investing activities,
Unites States GAAP	-	33,061	(51,181)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Statements of cash flows (cont'd…)

	2005	2004	2003
Continued...

Change in cash and cash equivalents during the year	423,326	3,161	(2,759)

Cash and cash equivalents, beginning of year	20,428	17,267	20,026

Cash and cash equivalents, end of year	$ 443,754	$ 20,428	$ 17,267

Mineral property interests and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value.  Under United States GAAP, mineral property interests and deferred exploration costs are expensed as incurred.  Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs.  Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred.  Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced.  Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Flow-through shares

Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under United States GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability, if a premium is paid by investors, or as an asset if investors are purchasing the shares at a discount.  The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the year ended January 31, 2005, the Company issued flow-through shares for total proceeds of $25,024 (2004 - $Nil; 2003 - $37,500).  As the market price of the Company’s stock was not significantly different from the fair value of the flow-through shares issued, no asset or liability was recorded.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Stock-based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) encourages, but does not require, companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”).  Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.  Effective February 1, 2003, the Company elected to follow the fair value method of accounting for stock-based compensation.

Under Canadian GAAP, the Company accounts for stock-based compensation as disclosed in Note 2.  Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the years ended January 31, 2005, 2004 and 2003.

Asset retirement obligations

Under United States GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets for years beginning on or after January 1, 2003.  Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.  The Company has determined that there were no asset retirement obligations as at January 31, 2005 and 2004.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at January 31, 2004.  As described in Note 2, the Company determined there were no asset retirement obligations as at January 31, 2005.

Contributed executive services

Pursuant to SAB Topic 1:B(1) and the last paragraph of SAB 5:T, the Company is required to report all costs of conducting its business.  Accordingly, the Company has recorded the fair value of contributed executive services provided to the Company at no cost as compensation expense, with a corresponding increase to contributed surplus, in the amount of $38,500, $39,000 and $39,000 for the years ended January 31, 2005, 2004 and 2003, respectively.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

New accounting pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation No. 46 “Consolidation of Variable Interest Entities” ("FIN 46") (revised in December 17, 2003).  The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities.  A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.  FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.  FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest.  The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 15, 2003.  The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”).  SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i)

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

ii)

Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

iii)

Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv)

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2005

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

New accounting pronouncements (cont'd…)

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value,  classifying an award as equity or as a liability and attributing compensation cost to reporting periods.  SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods and Services” (“EITF 96-18”).  SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.  Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005.  Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005.  For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

The adoption of these new pronouncements are not expected to have a material effect on the Company's financial position or results of operations.

PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED
APRIL 30, 2005

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities
Administrators, the Company disclosed that its auditors have not reviewed the unaudited financial statements for the period ended April 30, 2005

PACIFIC BOOKER MINERALS INC.

BALANCE SHEETS

(Unaudited - Prepared by Management)

________________________________________________________________                                 ______________

	April 30,	January 31,
	2005	2005
ASSETS Current Cash and cash equivalents	$ 418,452	$ 443,754
Receivables	125,641	107,731
Exploration advances	225,000	225,000
Prepaids and deposits	33,874	5,543
	802,967	782,028
Mineral property interests	5,878,500	5,698,500
Deferred exploration costs	12,741,995	12,373,828
Property and equipment	16,992	18,223
Reclamation deposits	72,500	72,500
	$ 19,512,954	$ 18,945,079
LIABILITIES AND SHAREHOLDERS’ EQUITY Current Accounts payable and accrued liabilities	$ 301,510	$ 222,249
Amounts owing to related parties	32,300	15,953
Current portion of long term liabilities	1,000,000	1,000,000
	1,333,810	1,238,202
Long term liabilities	1,500,000	1,500,000
	2,833,810	2,738,202
Shareholders’ equity Capital stock	21,400,304	20,274,104
Share subscriptions received	49,800	574,775
Contributed surplus	319,371	212,914
Deficit	(5,090,331)	(4,854,916)
	16,679,144	16,206,877
	$ 19,512,954	$ 18,945,079

On behalf of the Board:

“Gregory R. Anderson”

“Michael F.K. Mews”

Gregory R. Anderson, CEO/Director

Michael Mews, CFO/Director

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Prepared by Management)

____________________________________________________________                               __________________

	Three Month Period Ended April 30,	Three Month Period Ended April 30,
	2005	2004
ADMINISTRATION EXPENSES Amortization	$ 711	$ 967
Consulting fees	28,285	12,225
Filing and transfer agent fees	12,719	12,901
Foreign exchange loss (gain)	29	(45,680)
Investor relations fees	28,338	24,823
Office and miscellaneous	4,303	8,170
Office rent	14,522	14,234
Professional fees	7,090	28,727
Salaries and benefits	7,367	499
Shareholder information and promotion	8,094	7,311
Stock-based compensation	106,457	-
Telephone	3,002	3,860
Travel	16,596	23,755
Loss before other income	237,513	91,792
Interest income	(2,098)	(327)
Loss for the period	235,415	91,465
Deficit, beginning of period	4,854,916	3,952,157
Deficit, end of period	$ 5,090,331	$ 4,043,622
Loss per share	$ 0.04	$ 0.02
Weighted average number of common shares outstanding	6,150,025	5,369,937

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

__________________________                                ____________________________________________________

	Three Month Period Ended April 30,	Three Month Period Ended April 30,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES Loss for the period	$ (235,415)	$ (91,465)
Item not affecting cash: Amortization	711	967
Stock-based compensation	106,457	-
Changes in non-working capital items: (Increase) decrease in receivable	(17,910)	(4,259)
(Increase) decrease in prepaids and deposits	(28,331)	1,411
Increase (decrease) in accounts payable and accrued liabilities	79,261	(52,860)
Increase (decrease) in accounts payable to related parties	16,347	(52,007)
Net cash provided by (used in) operating activities	(78,880)	(198,213)
CASH FLOWS FROM INVESTING ACTIVITIES Mineral property interests and deferred exploration costs (net of recovery)	(367,647)	(121,565)
Exploration advances	-	(20,000)
Net cash used in investing activities	(367,647)	(141,565)
CASH FLOWS FROM FINANCING ACTIVITIES Issuance of capital stock	371,425	1,009,600
Share subscriptions	49,800	300,000
Due to related parties	-	(36,700)
Obligations under capital leases	-	(588)
Net cash provided by financing activities	421,225	1,272,312
Change in cash and cash equivalents during the period	(25,302)	932,534
Cash and cash equivalents, beginning of period	443,754	20,428
Cash and cash equivalents, end of period	$ 418,452	$ 952,962
Supplemental disclosures with respect to cash flows (Note 9)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2005

1.

BASIS OF PRESENTATION

The financial statements contained herein include the accounts of Pacific Booker Minerals Inc. (the “Company”).

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties. The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest. To date, the Company has not earned significant revenues and is considered to be in the exploration stage

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet is obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

	April 30, 2005	January 31, 2005
Deficit Working capital (deficiency)	$ (5,090,331) (530,843)	$ (4,854,916) (456,174)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES

Mineral property interests and deferred exploration costs

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost. The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost. All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment. If a mineral property interest is abandoned, the mineral property interests and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the mineral property interest. Management’s determination for the impairment is based on: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future; or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work. As at April 30, 2005, management believes that no impairment relating to the mineral property interests and deferred exploration costs was required.

The recorded cost of mineral property interests is based on cash paid and the assigned value of share consideration issued for mineral property interest acquisitions and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Cost recoveries consist of mining tax credits from the Province of British Columbia. Claims for tax credits are accrued upon the Company attaining reasonable assurance of collection from the Canada Revenue Agency and from the Province of British Columbia. As at April 30, 2005 and January 31, 2005, cost recoveries related solely to the Morrison claims and are recorded as a cost recovery of deferred exploration costs.

Asset retirement obligation

CICA Handbook Section 3110 “Asset Retirement Obligations” is effective for years beginning on or after January 1, 2004. This standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The Company has determined that there are no asset retirement obligations at April 30, 2005.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES

Stock-based compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange (“TSX-V”). Effective February 1, 2002, the Company adopted the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“Section 3870”), which recommends a fair value-based methodology for measuring compensation costs. Section 3870 also permitted, and the Company adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

During the year ended January 31, 2004, the Company adopted, on a prospective basis, the fair value-based method of accounting for all stock-based compensation.

Comparative figures

Certain of the prior periods’ comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.

3.

LOSS PER SHARE

Loss per share is calculated using the weighted average number of shares outstanding during the period.

4.

MINERAL PROPERTY INTERESTS

	Balance		Balance
	January 31,		April 30,
	2005	Additions	2005
Canada Hearne Hill claims	$ 1,046,000	$ -	$ 1,046,000
Morrison claims	4,652,500	180,000	4,832,500
	$ 5,698,500	$ 180,000	$ 5,878,500

In April 2005, the Company issued 45,000 common shares at a value of $180,000, to acquire an option for a 100% interest (subject to 1.5% NSR) in additional claims in the Omineca District of B.C.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS (Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2005

4.

MINERAL PROPERTY INTERESTS (cont’d...)

Morrison claims

During the year ended January 31, 2005, the Company acquired the remaining 50% interest in the Morrison claims. In order to obtain the remaining 50% interest, the Company agreed to:

i)

pay $1,000,000 to Noranda Mining and Exploration Inc. ("Noranda") (paid), issue 250,000 common shares to Noranda (issued) and issue 250,000 share purchase warrants to Noranda exercisable at $4.05 per share until June 5, 2006 (issued);

ii)

pay $1,000,000 to Noranda on or before October 19, 2005 (accrued);

iii)

pay $1,500,000 to Noranda on or before April 19, 2007 (accrued); and

iv)

issue 250,000 common shares to Noranda on or before commencement of commercial production as defined in the agreement.

In the event the trading price of the Company’s common shares is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

To ensure that Noranda will receive full payment for the mineral claims, the Company has agreed to execute a re-transfer of its 100% interest to Noranda if the Company fails to comply with the terms of the agreement. This transfer will be held by a mutually acceptable third party.

5.

DEFERRED EXPLORATION COSTS

	Three Month Period Ended April 30,	Three Month Period Ended April 30,
	2005	2004
Hearne Hill claims Amortization	64	92
	64	92

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2005

5.

DEFERRED EXPLORATION COSTS (cont’d...)

	Three Month Period Ended April 30,	Three Month Period Ended April 30,
	2005	2004
Morrison claims Exploration Camp and general	7,973	7,098
Subcontracts and labour	2,505	22,341
Assay	129	-
Travel	1,697	5,284
Amortization	456	651
Community Consultation Geological and geophysical	7	-
Supplies and general	127	133
Subcontracts and labour	5,515	9,238
Travel	-	520
Promotion/Education	-	198
Environmental Geological and geophysical	10,932	8,550
Supplies and general	838	15
Subcontracts and labour	1,586	2,231
Travel	126	182
Geotechnical/Hydrological Geological and geophysical	394	-
Supplies and general	578	-
Subcontracts and labour	180	2,855
Assay	2,179	-
Metallurgical Subcontracts and labour	9,480	-
Scoping/Feasibility study Geological and geophysical	36,083	36,494
Drilling	173,338	-
Supplies and general	39,267	2,603
Subcontracts and labour	65,917	21,002
Assay	4,242	-
Travel	4,554	2,821
	368,103	122,216

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2005

5.

DEFERRED EXPLORATION COSTS (cont’d...)

	Three Month Period Ended April 30,	Three Month Period Ended April 30,
	2005	2004
Total costs for the period	368,167	122,308
Balance, beginning of period	12,373,828	11,589,735
Balance, end of period	$ 12,741,995	$ 11,712,043

6.

LONG TERM LIABILITIES

	April 30, 2005	January 31, 2005

Due to Noranda, non-interest bearing, secured by title to related mineral property interest and payable in the following installments: $1,000,000 by October 19, 2005 and $1,500,000 by April 19, 2007	$ 2,500,000	$ 2,500,000

Current portion of long term liabilities	(1,000,000)	(1,000,000)

Long term liabilities	$ 1,500,000	$ 1,500,000

7.

CAPITAL STOCK

(a)

In March 2005, the Company issued 228,000 units for total proceeds of $946,200 of which $574,775 was received prior to January 31, 2005. Each unit is comprised of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase an additional common share at a price of $4.15 per share on or before March 11, 2007.

(b)

 In April 2005, the Company issued 45,000 common shares at a fair market value $4.00 per share for a total value of $180,000, in relation to an agreement to acquire an option for a 100% interest in additional claims in the Omineca District of B.C.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2005

CAPITAL STOCK (cont’d...)

Stock options

There were no stock options granted during the three month period ended April 30, 2005 or April 30,

2004.

The following stock options were outstanding and exercisable at April 30, 2005:

Number of Shares	Exercise Price	Expiry Date

459,000	$ 5.00	July 2, 2007
676,000	$ 3.87	October 13, 2009

Warrants

The following share purchase warrants were outstanding and exercisable at April 30, 2005:

Number of Warrants	Exercise Price	Expiry Date
127,186	$ 4.00	June 26, 2005 (expired unexercised)
300,000	$ 4.30	February 27, 2006
23,000	$ 4.50	April 22, 2006
250,000	$ 4.05	June 5, 2006
115,000	$ 4.05	July 9, 2006
82,500	$ 4.25	October 12, 2006
77,030	$ 4.15	January 7, 2007
228,000	$ 4.15	March 11, 2007

8.

RELATED PARTY TRANSACTIONS

For the three month period ended April 30, 2005:

a)

The Company paid or accrued $5,600 (2004 - $11,200) to a director for services which have been capitalized to subcontracts on the Morrison/Hearne Hill claims. In addition, the Company paid or accrued $13,600 (2004 - $12,000) to this director for general consulting services in relation to activities not related to exploration.

b)

The Company paid or accrued $19,500 (2004 - $19,500) to a director for investor relations activities.

a)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS (Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2005

8.

RELATED PARTY TRANSACTIONS (cont’d...)

c)

The Company paid or accrued $8,600 (2004 - $16,600) to a company controlled by a common director for engineering consulting which was capitalized to subcontracts on the Morrison/Hearne Hill claims. In addition, the Company paid or accrued $8,200 (2004 - $ nil) to this company controlled by a common director for consulting services in relation to activities not related to exploration.

d)

The Company paid or accrued $2,650 (2004 - $9,800) to an accounting firm in which a partner is a director of the Company.

9.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the three month period ended April 30, 2005 were as follows:

a)

The Company completed a private placement of 228,000 units for total proceeds of $946,200, of which $574,775 was received prior to January 31, 2005.

b)

The Company issued 45,000 common shares for a total value of $180,000 for mineral property interests acquisition costs.

c)

The Company recorded $520 of amortization expense on property and equipment as deferred exploration costs.

The significant non-cash transactions for the three month period ended April 30, 2004 were as follows:

a)

The Company completed a private placement of 300,000 units for total proceeds of $1,155,000, of which $275,400 was received prior to January 31, 2004.

b)

The Company recorded $743 of amortization expense on property and equipment as deferred exploration costs.

10.

SEGMENTED INFORMATION

All of the Company’s operations are in the resource sector. The Company operates in Canada and the loss from operations for the current periods relate 100% to Canada.

11.

SUBSEQUENT EVENTS

The Company has not granted any options subsequent to the end of the period. The Company has not issued any common shares since the end of the quarter.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2005

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These interim financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these interim financial statements from principles, practices and methods accepted in the United States ("United States GAAP") are described and quantified below.

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

April 30, 2005	January 31, 2005

	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 802,967	$ -	$ 802,967	$ 782,028	$ -	$ 782,028
Mineral property interests	5,878,500	(5,878,500)	-	5,698,500	(5,698,500)	-
Deferred exploration costs	12,741,995	(12,741,995)	-	12,373,828	(12,373,828)	-
Property and equipment	16,992	-	16,992	18,223	-	18,223
Reclamation deposits	72,500	-	72,500	72,500	-	72,500

	$ 19,512,954	$ (18,620,495)	$ 892,459	$ 18,945,079	$ (18,072,328)	$ 872,751

Current liabilities	$ 1,333,810	$ -	$ 1,333,810	$ 1,238,202	$ -	$ 1,238,202
Long term liabilities	1,500,000	-	1,500,000	1,500,000	-	1,500,000
Shareholders’ equity (deficiency)	16,679,144	(18,620,495)	(1,941,351)	16,206,877	(18,072,328)	(1,865,451)

	$ 19,512,954	$ (18,620,495)	$ 892,459	$ 18,945,079	$ (18,072,328)	$ 872,751

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2005

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	Three Month	Three Month
	Period Ended	Period Ended
	April 30,	April 30,
	2005	2004

Loss for the period, Canadian GAAP	$ (235,415)	$ (91,465)
Adjustments:
Mineral property interests	(180,000)	-
Deferred exploration costs	(368,167)	(122,308)
Contributed executive services	(9,750)	(9,250)

Loss for the period, United States GAAP	$ (793,332)	$ (223,023)

Basic and diluted loss per common share, United States GAAP	$ (0.13)	$ (0.04)

Weighted average number of common shares outstanding, United States GAAP	6,150,025	5,369,937

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2005

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	Three Month	Three Month
	Period Ended	Period Ended
	April 30,	April 30,
	2005	2004

Cash flows provided by operating activities, Canadian GAAP	$ (78,880)	$ (198,213)
Amortization	520	743
Mineral property interests and deferred exploration costs (net of recovery)	(368,167)	(122,308)
Exploration advances	-	(20,000)

Cash flows used in operating activities, United States GAAP	(446,527)	(339,778)

Cash flows used in investing activities, Canadian GAAP	(367,647)	(141,565)
Mineral property interests and deferred exploration costs (net of recovery)	367,647	121,565
Exploration advances	-	20,000

Cash flows provided by investing activities, United States GAAP	-	-

Cash flows provided by financing activities, Canadian GAAP and United States GAAP	421,225	1,272,312

Change in cash and cash equivalents during the period	(25,302)	932,534

Cash and cash equivalents, beginning of period	443,754	20,428

Cash and cash equivalents, end of period	$ 418,452	$ 952,962

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2005

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Mineral property interests and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value.  Under United States GAAP, mineral property interests and deferred exploration costs are expensed as incurred.  Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs.  Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred.  Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced.  Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under United States GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability, if a premium is paid by investors, or as an asset if investors are purchasing the shares at a discount.  The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the year ended January 31, 2005, the Company issued flow-through shares for total proceeds of $25,024.  As the market price of the Company’s stock equalled the fair value of the flow-through shares issued, no asset or liability was recorded.

Stock-based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) encourages, but does not require, companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”).  Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.  Effective February 1, 2003, the Company elected to follow the fair value method of accounting for stock-based compensation.

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PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2005

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Stock-based compensation (cont’d...)

Under Canadian GAAP, the Company accounts for stock-based compensation as disclosed in Note 2.  Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the three month periods ended April 30, 2005 and 2004.

Asset retirement obligations

Under United States GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.  The Company has determined that there are no asset retirement obligations as at April 30, 2005 and January 31, 2005.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at January 31, 2004.  As described in Note 2, the Company has determined that there were no asset retirement obligations as at April 30, 2005 and January 31, 2005.

Contributed executive services

Pursuant to SAB Topic 1:B(1) and the last paragraph of SAB 5:T, the Company is required to report all costs of conducting its business.  Accordingly, the Company has recorded the fair value of contributed executive services provided to the Company at no cost as compensation expense, with a corresponding increase to contributed surplus, in the amount of $9,750 and $9,250 for the three months ended April 30, 2005 and 2004, respectively.

New accounting pronouncements

In December 2004, Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

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PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2005

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

New accounting pronouncements (cont’d...)

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”).  SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i)

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

ii)

Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

iii)

Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv)

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value,  classifying an award as equity or as a liability and attributing compensation cost to reporting periods.  SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods and Services” (“EITF 96-18”).  SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.  Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005.  Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005.  For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

The adoption of these new pronouncements are not expected to have a material effect on the Company's financial position or results of operations.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals

Registrant

Dated: September 2, 2005                     Signed: /s/  Gregory Anderson

                                                                              Gregory Anderson,

                                                                               President and CEO

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